

NORTH VALLEY BANCORP ∘ 2001 ANNUAL REPORT

MISSION STATEMENT

TO BE THE MOST SUCCESSFUL FINANCIAL SERVICES INSTITUTION IN NORTHERN CALIFORNIA, ACHIEVED BY ...

PROVIDING outstanding customer service in the delivery of competitive, innovative financial services and products.

ACHIEVING dependable superior-to-peer investment returns to our shareholders.

DEVELOPING strong, mutually beneficial relationships with our customers.

Being a POSITIVE corporate citizen, contributing human and financial resources to a variety of worthwhile community activities.

Maintaining a CHALLENGING and REWARDING workplace, inspiring individual creativity, accountability, entrepreneurial spirit, and continual learning.



SHAREHOLDERS, CUSTOMERS, ASSOCIATES & FRIENDS

WE ARE PLEASED TO PRESENT YOU WITH THE RESULTS OF 2001.

2001 was our first year of operating as a multi-bank holding company, created by the acquisition of Six Rivers National Bank in October of 2000. It was a year that will be remembered for the rapid reduction in interest rates by the Federal Reserve to 40-year lows against the backdrop of a recessionary economic environment.

We were internally focused during the year in a number of key areas given the concerns with rapidly declining interest rates, increasing unemployment, and a weak economy. With these concerns in mind, we were provided a year to fine-tune our core business focus and to enhance our sales culture.

North Valley Bancorp continues to focus on growing its retail consumer business through effectively marketing its High Performance Checking Program ("HPC"). This program promotes "Positively Free Checking" as a means of bringing new customers to the bank, thereby creating cross-sell opportunities. Additionally, it is the single largest producer of non-interest income. Our branch offices have been transformed from primarily a service environment to a service and sales environment, and our employees are incented to meet specific goals. Our customer service staff is also incented to refer business to the Business Banking Center and to our Investment Services Department.

Business Banking, a growing segment of our business, provides for diversity in customer and product mix. Our Business Banking Centers are located at each of the subsidiary banks' headquarters. They have been very successful due to the high level of expertise and service they provide business and professional clients. Our clients have direct access to top management at these locations, which emphasizes the competitive edge that we have as their community bank. We are the market leader in consumer banking and now we are committed to achieving that same level of success in the business-banking sector. Management is very experienced in this area and has been working in our market over 25 years.



THE FUTURE LOOKS BRIGHT AS WE CONTINUE TO GROW AND DEVELOP NEW SOURCES OF REVENUE

We continue to evaluate our technological capabilities and the resulting effectiveness of the service we provide. We have always been strong technologically with in-house data processing, a state-of-the-art PC-based call center created in 2000 which serves both banks, and an Internet banking service that is utilized by 12% of our customers. We are in the final stages of evaluating new core operating systems and we will be investing and converting to a new system in the fourth quarter of 2002. This will greatly enhance the effectiveness of our customer service, allow for a larger product offering, and provide for greater operating efficiency.

In 2001 we were focused on five key strategic objectives, which resulted in a very successful year:

SHAREHOLDER VALUE / CAPITAL MANAGEMENT

We have stated that we are committed to effectively managing our capital and in 2001 we made tremendous strides in this area. Four stock repurchase plans were announced during 2001 resulting in the repurchase of 1,188,500 shares of North Valley Bancorp common stock. This represents over 20% of the common stock outstanding as of March 31, 2001. This repurchase and retirement will have a very positive impact on the two most important performance characteristics as they relate to stock price: earnings per share and return on shareholder equity. Shares of North Valley Bancorp common stock traded actively this past year on the NASDAQ, providing liquidity exceeding our peers.

SIX RIVERS BANK

Six Rivers National Bank was converted from a nationally chartered banking association to a California state-chartered bank on January 2, 2002 and in the process, became Six Rivers Bank. Six Rivers became fully integrated into North Valley Bancorp early in 2001, and in April we were pleased to announce that Russ Harris was named President. Mr. Harris has been a banker in the Six Rivers market for over 15 years, originally with Bank of Loleta which was later acquired by

U.S. Bank. He knows the market and business community which will result in new opportunities as he obtains and expands relationships that he has developed over the years. We achieved most of the cost savings we were seeking from Six Rivers Bank and now must look for growth to bring the efficiency ratio and profitability in line with expectations.

NET INTEREST MARGIN

All financial institutions were challenged in 2001 to maintain their net interest margins in response to the 11 interest rate cuts, totaling 475 basis points, by the Federal Reserve. Given this environment, we were able to maintain a remarkably stable net interest margin of 5.02% in 2001 compared to 5.13% in 2000. An appropriate blend of assets and liabilities positioned us to react quickly to the rapidly declining interest rate environment. Our stable core deposit base enabled us to reduce interest expense on interest-bearing accounts and still grow total demand deposits with the "HPC" products. Total deposits increased 11.7% driven by a 39.6% increase in non-interest-bearing and a 6.9% increase in interest-bearing deposits. Given the extremely low interest rate environment, we were also cautious in generating new low rate assets toward the end of 2001 and instead opted to focus on variable rates and short maturities.

STATISTICS	2001	2000
Total Assets	$ 594,973,000	$ 540,221,000
Total Stockholders' Equity	$ 43,678,000	$ 54,857,000
Earnings per Share (diluted)	$1.23	$0.53
ROA	1.18%	0.58%
ROE	13.11%	5.82%

MAINTAIN A HIGH QUALITY LOAN PORTFOLIO

Management was more conservative in our credit underwriting standards than in previous years due to our concerns over the tremendous amount of wealth lost in the stock market, the increasing unemployment rate, and the sense that the California real estate market may be over-inflated. Additionally, with rates at a 40-year low, we avoided locking in fixed rates for more than three years. This strategy paid off, as we were still able to grow loan totals by 7.2%.

Credit quality remains very high with non-performing loans to total loans at year-end reported at 0.43% compared to our peer group average of 0.80%. Our allowance for loan and lease losses stands at 1.46% of total loans which is substantial when viewed in conjunction with net charge-offs and non-performing loans. Net loan charge-offs decreased to a low rate of 0.14% of average outstanding loans compared to peers at 0.20%.

HIGH PERFORMANCE CHECKING PROGRAM

Our HPC Program was acquired in 2000 and is one of the major contributors to the strength of the North Valley Bancorp franchise. We continue to grow the number of new customers rapidly and are thereby afforded opportunities to cross sell other financial products and services. Non-interest-bearing account balances increased 39.6% year over year which drove non-interest income to a 25.2% increase over 2000.

OUTLOOK FOR 2002

The future looks very bright for North Valley Bancorp as we continue to grow and develop new sources of revenue.

Management and the Board of Directors remain committed to maximizing shareholder value while maintaining the highest level of safety and soundness. We continue to seek opportunities to add new products and services in an effort to become the leading financial service provider in our market. Despite all of the risks that are prevalent in our economy today, our market area continues to be somewhat insulated from a majority of them, specifically, real estate values. In our 30-year history, we have found that much of our success is the result of a relatively stable economic environment.

On behalf of the Board of Directors, officers and employees of North Valley Bancorp and subsidiaries, I would like to thank you for your confidence and continued support.

Sincerely,

Michael J. Cushman
President and CEO

Rudy V. Balma
Chairman of the Board

DELIVERING, ACHIEVING, DEVELOPING, CONTRIBUTING

NORTH VALLEY BANCORP BOARD OF DIRECTORS



Seated, left to right:

Kevin D. Hartwick
Certified Public Accountant and Partner
Cholwell, Benz and Hartwick

Rudy V. Balma, Chairman
Retired President and Director of Redding Memorial Park

Dolores M. Vellutini
Businesswoman and Developer

Standing, left to right:

William W. Cox, CRE, CCIM
President and Owner, Cox Real Estate Consultants, Inc.

Thomas J. Ludden
Retired Educator and Private Business Owner

J.M. Wells, Jr., Secretary
Attorney at Law

Douglas M. Treadway
President, Shasta College

Michael J. Cushman
President and Chief Executive Officer
North Valley Bancorp & Subsidiaries

Royce L. Friesen, RPh.
Chairman and Owner, Owens Healthcare

Dan W. Ghidinelli
Certified Public Accountant and Partner, Nystrom and Company, LLP

WE ARE COMMITTED TO MAXIMIZING SHAREHOLDER VALUE WHILE MAINTAINING THE HIGHEST LEVEL OF SAFETY AND SOUNDNESS

NORTH VALLEY BANK BOARD OF DIRECTORS



Seated, left to right:

William W. Cox, CRE, CCIM
President and Owner, Cox Real Estate Consultants, Inc.

Rudy V. Balma, Chairman
Retired President and Director of Redding Memorial Park

Dan W. Ghidinelli, Certified Public Accountant and Partner
Nystrom and Company, LLP

Standing, left to right:

Thomas J. Ludden
Retired Educator and
Private Business Owner

J. M. Wells, Jr., Secretary
Attorney at Law

Douglas M. Treadway
President, Shasta College

Royce L. Friesen, RPh.
Chairman and Owner, Owens Healthcare

Michael J. Cushman, President and Chief Executive Officer
North Valley Bancorp and Subsidiaries

SIX RIVERS BANK BOARD OF DIRECTORS



Seated, left to right:

John Gierek, Jr.
President - Humboldt Moving & Storage Co., Inc.

Dolores M. Vellutini, Vice Chairman
Businesswoman and Developer

J. M. Wells, Jr.
Attorney at Law

Standing, left to right:

William T. Kay, Jr., Chairman
Attorney at Law, Ferro & Kay

Warren L. Murphy
Manufacturing

Michael J. Cushman
President and Chief Executive Officer
North Valley Bancorp and Subsidiaries

H. Russell Harris, President
Six Rivers Bank

Kevin D. Hartwick, Certified Public Accountant and Partner
Cholwell, Benz and Hartwick

PERSONALIZED, INTEGRATED FINANCIAL RESOURCES



THE *MORE*
YOU BANK
WITH US
THE *BETTER*
IT GETS!

Providing personalized, integrated financial resources to our customers is the highest priority of the experienced professionals at North Valley and Six Rivers Banks. Because we're committed to the long-term financial success of everyone who banks with us, you'll find our services are relationally driven.

Working together *with* our customers we have the solutions to financial challenges and the steppingstones for reaching life's goals. It's all designed to bring meaning to our promise: "The *more* you bank with us the *better* it gets."

DEPOSIT ACCOUNTS

You choose a checking account based on convenience. You choose savings accounts and certificates for their earning power. Choose us to deliver *both*.

SAVINGS

You can open and maintain your account with as little as $100 and make additional deposits at any time. And, if you choose to have your net pay deposited with us, we can set up an automatic transfer to your savings account to help you save for the future.

CHECKING

We know our customers' checking needs are not all the same, so we offer Positively Free Checking as well as interest-bearing and senior accounts. You can use your ATM or VISA® Debit Card to make deposits and withdrawals 24 hours a day.

MONEY MARKET

For the security you need and the flexibility you want, try our Wall Street Money Market account. This account combines the advantages of enhanced rates with flexibility and federally insured safety.

IRAs (Individual Retirement Accounts)

All of our IRAs are available in a variety of terms to fit your investment needs. We offer the Traditional and Roth IRAs, and a Budget IRA option for lower minimum deposits. The Coverdell Savings Account (formerly known as the Education IRA) is also available for anyone saving for a child's education.

LOW-COST LOANS

CONSUMER LOANS

We offer loans with some of the best rates available, fast response time, and flexible terms to fit your needs!

- Auto Loans
- Home Equity Loans
- Home Equity Lines of Credit
- RV Loans
- Boat Loans
- CD-Secured Loans
- VISA® and MasterCard® Classic and Platinum Cards

REAL ESTATE LOANS*

Because buying a home is the single largest financial transaction most of us ever make, you'll want a financial resource you can depend on.

We offer some of the most attractive home loan options in the market, and our mortgage specialists are happy to assist you from inquiry to closing!

FOR YOUR CONVENIENCE

Today, more than ever, time is money. You can save *both* by using the service delivery options we offer.

SAVE TIME WITH ...

Voice banking, where you can access your account information free through any TouchTone™ phone any time of the day or night.

JUST CALL US ...

On-site conferences and after-hours appointments are always available.

LOG ON TO OUR WEB SITE

Look for us on the Internet at www.novb.com or www.sixrivers.com. You'll discover timely information about our services and rates, have access to loan calculators, and *more*!

* Standard credit qualifications apply. Property insurance required.

MEMBER FDIC · EQUAL HOUSING LENDER

PROVIDING PERSONALIZED, INTEGRATED FINANCIAL RESOURCES TO OUR CUSTOMERS IS OUR HIGHEST PRIORITY

North Valley Bank

Six Rivers Bank

CONVENIENT LOCATIONS


OREGON
CALIFORNIA
CRESCENT CITY
McKINLEYVILLE
EUREKA
WEAVERVILLE
FERNDALE
HAYFORK
SHASTA LAKE
REDDING
PALO CEDRO
ANDERSON
COTTONWOOD
GARBERVILLE
WILLITS

DEDICATED, COMPREHENSIVE BUSINESS RESOURCES



SERVING BUSINESSES LIKE YOURS IS OUR TOP PRIORITY

We've identified serving businesses like yours as our top priority, and we've dedicated our resources to backing up that commitment. Look to *us* for the most comprehensive selection of financing, transaction convenience, and cash management options.

SERVICE PROFILES

CHECKING SERVICES

On a daily basis, your company's checking account is one of the most important tools you have to help expedite the process of running your business.

We have checking accounts designed for your business needs — whether you write a large or small number of checks.

BUSINESS FINANCING

As a businessperson you want a banker who understands the financing needs of *your* company. We understand financing options and have the expertise and creativity to build a business relationship that addresses both your business *and* individual needs.

We offer the following commercial financing options:

- Working Capital Loans
- SBA Loans
- Equipment Purchase or Leases
- Business Expansion Loans
- Real Estate Construction Loans
- Commercial Real Estate Loans
- Lines of Credit
- Consumer Loans
- Mortgage Loans

CASH MANAGEMENT SERVICES

From the convenience of our 24-hour phone banking to the technology of PC-based banking services, we are here for you with one-on-one relationships and the diversity of services your company needs to succeed in today's ever-changing business environment.

CASH*Manager*™ offers on-line services to increase the efficiency of your company. Choose any or all of these specialized options:

- Pay Bills
- ACH Payments
- Payroll
- Collections
- EFT Tax Payments
- Wire Transfer Requests
- FastPay Inclearings
- Order Currency
- Authorize Transactions
- Supervisor Functions

TAX SERVICES

Our Tax Services provide additional options for your bottom-line success. We stand ready to assist you and your company, and we have the resources to help you increase your operational efficiencies.

PAYROLL SERVICES

Our Payroll Services are accurate, comprehensive and affordable. The result for your company is compelling: higher efficiencies and more time to do what you do best.

- Flexible Pay Package
- Internet Report Service

MERCHANT BANK CARD SERVICES

Our Merchant Bank Card Services include ...

- One-Stop Processing - Debit, credit and EBT support.
- Terminal Services - Troubleshooting, loaners, rentals, and new terminal sales.
- Help Desk Services - After-bank hours and additional technical support.
- Ongoing Support - Fraud identification and risk reduction, daily settlement, reporting, and research. Free supplies and monthly merchant statement.
- Personal Support - Local account executive support for creation and implementation of the merchant program. We will install and train employees.

SPECIALTY SERVICES

We also provide you additional services to expedite your banking convenience. Turn to us for . . .

- 24-hour account information via phone or your computer. Both services are free!
- ATM/Debit cards offer purchase and transaction convenience. Use our ATM/Debit card and save time, check costs and approval hassles!
- Investment and retirement services are all under one roof — ours! With a complete menu of in-bank and directed investment* options, as well as personal and corporate retirement plans, we can help you select the best plan for your needs, and then implement it.
- Personal accounts that offer low cost and lots of convenience are available to complement your business banking services. We've got all the features you're looking for and you've got the added value of all your accounts at one resource point.

NEED SOMETHING ELSE?
JUST ASK.
WE'RE HERE TO HELP YOU —
WHATEVER YOUR NEEDS MAY BE!

North Valley Bank

Six Rivers Bank

* Securities offered through Essex National Securities, member NASD, SIPC. Investment products are not FDIC insured, have no bank guarantee, and may lose value.

ACCOUNTABLE, ENTREPRENEURIAL, EXPERIENCED

NORTH VALLEY BANCORP

ADMINISTRATION

Michael J. Cushman
President and Chief Executive Officer
Jack R. Richter
Executive Vice President and Chief Operating Officer
Edward J. Czajka
Executive Vice President and Chief Financial Officer
Eric J. Woodstrom
Senior Vice President and Chief Credit Officer
Sharon L. Benson
Senior Vice President and Controller
Kathryn S. Clark
Vice President and Security Officer
Diana L. Garside
Vice President and Compliance Officer
Marrietta M. Johnson
Vice President and Human Resources Officer
Shannon L. Niederberger
Vice President and Marketing Officer
Candis L. Vaughan
Vice President and Manager, Service Center
Linda R. Foster
Assistant Vice President and Assistant Controller
Mary M. Ragland
Assistant Vice President and Information Technology Manager

NORTH VALLEY BANK

REDDING

Cheryl K. Palmer
Branch Manager
880 E. Cypress Ave.
Redding, CA 96002
(530) 226-2962
Joye R. Lidell
Assistant Vice President and Branch Manager
6392 J Westside Rd.
Redding, CA 96001
(530) 244-6400
Lyn S. Pottroff
Branch Manager
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940
Kelly A. Thompson
Branch Manager
3315 Placer Street
(In Holiday Market)
Redding, CA 96001
(530) 246-5600

REDDING BRANCH AND REAL ESTATE DEPARTMENT

Jean A. Peterson
Vice President and Manager
1327 South St.
Redding, CA 96001
(530) 244-0800

ANDERSON

Bonnie J. Dotzenrod
Assistant Vice President and Branch Manager
2686 Gateway Drive
Anderson, CA 96007
(530) 365-6411

PALO CEDRO

Jean E. Littleton
Branch Manager
9334A Deschutes Rd.
Palo Cedro, CA 96073
(530) 547-5715

SHASTA LAKE

Debra A. Smith
Assistant Vice President and Branch Manager
4715 Shasta Dam Blvd.
Shasta Lake, CA 96019
(530) 275-3005

HAYFORK

Charlene A. Ganzer
Branch Manager
Highway 3
Hayfork, CA 96041
(530) 628-5215

WEAVERVILLE

William H. Hinman
Branch Manager
311 Main Street
Weaverville, CA 96093
(530) 623-5521

COTTONWOOD

Deboria E. Castro
Branch Manager
20635 Gas Point Rd.
(In Holiday Market)
Cottonwood, CA 96022
(530) 347-9177

INVESTMENT SERVICES

Elizabeth A. Gowen
Vice President and Manager
Essex National Securities
300 Park Marina Cir.
Redding, CA 96001
(530) 243-0214

BUSINESS BANKING CENTER

Sherry J. Johnson
Vice President and Manager
Lori M. Baxter
Vice President and SBA Loan Officer
John B. Johnson
Vice President and Business Banking Officer
Terri L. Bertrem
Vice President and Business Banking Officer
Glenn Huffaker
Vice President and Business Banking Officer
Beverly J. Keith
Assistant Vice President and Commercial Loan Officer
300 Park Marina Cir.
Redding, CA 96001
(530) 226-0500

DEALER FINANCE CENTER

Ronald R. "Bud" Meyer
Vice President and Manager
1844 Park Marina Dr.
Redding, CA 96001
(530) 226-0440

SIX RIVERS BANK

ADMINISTRATION

H. Russell Harris
President
Patrick J. Swartz, Sr.
Senior Vice President and Commercial Loan Officer
Joan Rainwater-Gish
Senior Vice President and Commercial Loan Officer/ Government Guaranteed Lending
James S. Matthias
Senior Vice President and Real Estate Loan Division Manager
Evelyn B. Giddings
Senior Vice President and Commercial Loan Officer
Patrick W. Cahill
Vice President and Commercial Loan Officer

EUREKA MALL

Martie R. Baroni
Assistant Vice President and Branch Manager
800 W. Harris
Eureka, CA 95503
(707) 443-8488

MCKINLEYVILLE

Shannon D. Maciel
Assistant Vice President and Branch Manager
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

CRESCENT CITY

Susan M. Elliott
Assistant Vice President and Branch Manager
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

FERNDALE

Tammy M. Brown
Assistant Vice President and Branch Manager
394 Main Street
Ferndale, CA 95536
(707) 786-9522

GARBERVILLE

Marvin "Skip" Stone
Assistant Vice President and Branch Manager
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

WILLITS

Ann L. Alumbaugh
Assistant Vice President and Branch Manager
255 S. Main Street
Willits, CA 95490
(707) 459-5581

EUREKA DOWNTOWN AND BUSINESS BANKING CENTER

Deedra L. Ambrosini
Assistant Vice President and Branch Manager
402 F Street
Eureka, CA 95501
(707) 443-8400

DEALER FINANCE CENTER

Scott K. Nielsen
Assistant Vice President and Dealer Finance Manager
(707) 268-1033

REAL ESTATE DEPARTMENT

Vici J. Gordon
Assistant Vice President and Real Estate Loan Officer
(707) 268-1034

OUR COMMITMENT TO CORPORATE CITIZENSHIP



CONTRIBUTING HUMAN AND FINANCIAL RESOURCES TO A VARIETY OF WORTHWHILE COMMUNITY ACTIVITIES

NORTH VALLEY BANK

American Cancer Society
California Narcotic Officers' Association
Cascade Theatre Restoration Project
Cypress Elementary School
Cystic Fibrosis Foundation
Enterprise High School
Friends of Shasta County Libraries
Good News Rescue Mission
Grand Oaks Elementary School, Shasta Lake
Intermountain Ducks Unlimited
Keefe, Bruyette & Woods, Inc. (September 11 Survivors)
March of Dimes
Mercy Foundation North
National Guard Family Support Fund
New Library Now!
North California Chapter of MDA
Northern Valley Catholic Social Service
North State Symphony
Palo Cedro Civic Committee
Palo Cedro Honey Bee Festival
Purofirst Disaster Specialists
Redding Medical Center AirMed Team
Redding Medical Center Foundation
Redding Rampage (Youth Soccer)
Redding Renegades Age 16 & Under Softball
Redding Whitesox Baseball
Rotary Foundation Against Substance Abuse (Ducky Derby)
S.J. Denham Scholarship Classic
Sandler O'Neill & Partners, LP (September 11 Survivors)
Secret Witness of Shasta County
Shasta Blues Society
Shasta Builders' Exchange
Shasta Center for Sexual Abuse Treatment
Shasta College
Shasta County Deputy Sheriff's Association
Shasta County Farm Bureau
Shasta County Habitat for Humanity
Shasta County Sober Grad
Shasta County Women's Refuge
Shasta Family YMCA
Shasta High School
Trinity County Fair
Turtle Bay Museum
Weaverville Lions Club Community Fire Assistance

SIX RIVERS BANK

Bowl for Kids Sake
Boys & Girls Club of Humboldt County
Breast Cancer Fund
California Narcotics Officers' Association
California AMVETS
College of the Redwoods
Community Assistance League
Crescent City Food Bank
Crescent City Operation Santa
Discovery Museum
District 1 Milk Advisory Board
Easter Seals of Northern California
Eureka Chamber of Commerce
Eureka Rescue Mission
Ferndale Chamber of Commerce
Food For People (Food Bank)
Friends of Fireman's Park
Garberville Chamber of Commerce
Harrington House
Humboldt Association of Realtors
Humboldt Botanical Gardens
Humboldt County Red Cross
Humboldt Life & Times
Humboldt Little League
Humboldt Youth Soccer League
Junior Livestock Auction Committee
North Coast Big Brothers Big Sisters
North Coast Rape Crisis Team
North Coast Children's Services
Redwood Acres Fair
Redwood Coast Dixieland Jazz Festival
Redwood Discovery Museum
Redwood Meat Company
Redwood Memorial Foundation
Soroptimist International
South Fork High School

NORTH VALLEY BANCORP SHAREHOLDERS' INFORMATION



ACHIEVING
DEPENDABLE
SUPERIOR-TO-PEER
INVESTMENT
RETURNS
TO OUR
SHAREHOLDERS

ANNUAL MEETING

The Annual Meeting of Shareholders of North Valley Bancorp will be held in the administrative offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, on Thursday, May 23, 2002, at 5:00 p.m.

AUDITORS

Deloitte & Touche LLP
Sacramento, California

LEGAL COUNSEL

Wells, Small, Selke & Graham
A Law Corporation

TRADING SYMBOL/EXCHANGE

NOVB/NASDAQ

MARKET MAKERS

For purchases and sales of North Valley Bancorp stock, call:
D. A. Davidson & Co., (800) 755-7589
Hoefer & Arnett, (800) 346-5544
Sandler, O'Neill & Partners, L.P., (800) 635-6851
RBC Dain Rauscher, (800) 288-2811

TRANSFER AGENT

Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Web site address: www.chasemellon.com
Shareholder Relations: (800) 356-2017

FORM 10-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________.

Commission file number 0-10652

NORTH VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle, Redding, California 96001
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (530) 221-8400

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
No par value common stock
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates computed by reference to the average bid and asked prices of such stock, was $74,940,000 as of March 18, 2002

The number of shares outstanding of common stock as of March 18, 2002, were 4,669,168.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10, 11, 12 and 13 of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain statements in this Annual Report on Form 10-K (excluding statements of fact or historical financial information) involve forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in Shasta County; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; the California power crisis; and changes in the securities markets. Therefore, the information set forth herein should be carefully considered when evaluating the business prospects of the Company and its subsidiaries. See also "Certain Additional Business Risks" on pages 19 through 20 herein, and other risk factors discussed elsewhere in this Report.

General

North Valley Bancorp (the "Company") is a multi-bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company was incorporated in 1980 in the State of California. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank, which now operates as a wholly owned subsidiary of North Valley Bancorp. Unless otherwise noted, the information contained herein has been restated on a historical basis as a pooling of interests as if the Company and Six Rivers National Bank had been combined for all periods presented. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank. The Company wholly owns its principal subsidiaries, North Valley Bank ("NVB"), Six Rivers Bank ("SRB"), North Valley Trading Company ("Trading Company"), which is inactive, Bank Processing, Inc. ("BPI"), a California corporation, and North Valley Capital Trust 1. The sole subsidiary of NVB, which is inactive, is North Valley Basic Securities (the "Securities Company").

At December 31, 2001, the Company had approximately 342 employees, (which includes 303 full-time equivalent employees). None of the Company's employees are represented by a union and management believes that relations with employees are good.

NVB was organized in September 1972, under the laws of the State of California, and commenced operations in February 1973. NVB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, money market rate deposit accounts, and time deposits, and making commercial, real estate and consumer loans. It also offers installment note collections, issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services. As a state-chartered insured bank, NVB is also subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and its deposits are insured by the FDIC up to the legal limits thereupon. NVB does not offer trust services or international banking services and does not plan to do so in the near future.

NVB operates eleven banking offices in Shasta and Trinity Counties, for which it has received all of the requisite regulatory approvals. The headquarters office in Redding opened in February 1973. In October 1973, NVB opened its Weaverville Office; in October 1974, its Hayfork Office; in January 1978, its Anderson Office; and in September 1979, its Enterprise Office (East Redding). On December 20, 1982, NVB acquired the assets of two branches of the Bank of California: one located in Shasta Lake and the other in Redding, California. On June 1, 1985, NVB opened its Westwood Village Office in South Redding. On November 27, 1995, NVB opened a branch located in Palo Cedro, California. On October 14, 1997, NVB opened a branch located in Shasta Lake, California. NVB opened two super-market branches in 1998 located in Cottonwood, California, on January 20, 1998, and Redding, California, on September 8, 1998. On May 11, 1998, NVB opened a Business Banking Center in Redding, California, to provide banking services to business and professional clients. On August 13, 2001, the Business Banking Center, North Valley Bancorp Securities and Administrative offices moved to a new location in Redding, CA.

Six Rivers National Bank was formed in 1989 as a national banking association. On January 2, 2002, Six Rivers National Bank became a California state-chartered bank and changed its name to Six Rivers Bank. SRB operates seven full service offices in Eureka (2), Crescent City, Ferndale, Garberville, McKinleyville and Willits. In 1997, SRB completed the purchase and conversion of four branches of Bank of America which increased its presence from its original market of Humboldt and Del Norte counties into Trinity County to the Northeast and Mendocino County to the South. During the fourth quarter of 2000, the SRB Weaverville branch was sold which was a condition to the closing of the plan of reorganization with the Company. SRB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, money market rate deposit accounts, and time deposits, and making commercial, real estate and consumer loans. As a federally insured bank, SRB is also subject to regulation by the FDIC and its deposits are insured by the FDIC up to the legal limits thereupon. SRB does not offer trust services or international banking services and does not plan to do so in the near future

The Trading Company, incorporated under the laws of the State of California in 1984, formed a joint venture to explore trading opportunities in the Pacific Basin. The joint venture terminated in July 1986, and the Trading Company is now inactive. The Securities Company, formed to hold premises pursuant to Section 752 of the California Financial Code, is inactive. North Valley Consulting Services was established as a consulting service for depository institutions and in December 1988, changed its name to Bank Processing, Inc. BPI was established as a bank processing service to provide data processing services to other depository institutions, pursuant to Section 225.25(b)(7) of Federal Reserve Regulation Y and Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended ("BHCA").

BPI is utilizing "excess capacity" on its system to process other depository institutions' data, and is currently processing daily applications for the Company and two other banks where entries are captured and files updated by the "Liberty Banking Package," which includes: Demand Deposits (DDA), Savings Deposits (SAV), Central Information Files (CIF), Mortgage Loans (MLA), Installment Loans (ILA), Commercial Loans (CLA), Individual Retirement Accounts (IRA), and Financial Information Statements, i.e., General Ledger (FIS). These data processing activities do not involve providing hardware or software to banking clients.

At December 31, 2001, BPI had cash on-hand of approximately $321,000.

North Valley Capital Trust 1 is a Delaware business trust wholly-owned by the Company and formed in 2001 for the exclusive purpose of issuing Company obligated manditorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust holding solely junior subordinated debentures.

From August 18, 1995 through July 4, 2001, NVB maintained an agreement with Linsco Private Ledger ("LPL") which furnished brokerage services and standardized investment advice to Bank customers. On January 8, 2001, SRB and NVB signed agreements with Essex National Securities ("Essex") whereby Essex will provide brokerage services and standardized investment advice to SRB customers at SRB's Main office located at 402 F Street, Eureka, California and to NVB customers at NVB administrative offices located at 300 Park Marina Circle in Redding, California. SRB and NVB share in the fees and commissions paid to Essex on a pre-determined schedule. All investments recommended to Bank customers appear on an approved list or are specially approved by Essex.

The Company does not hold deposits of any one customer or group of customers where the loss of such deposits would have a material adverse effect on the Company. The Company's business is not seasonal.

Selected Statistical Data

The following tables present certain consolidated statistical information concerning the business of the Company. This information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations and other information contained elsewhere herein. Averages are based on daily averages.

Tax-equivalent adjustments of 34% have been made in calculating yields on tax-exempt securities.

Average Balances and Tax-equivalent Net Interest Margin

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years (in thousands).

	2001			2000			1999		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Federal funds sold	$ 20,814	$ 674	3.24%	$ 14,330	$ 855	5.97%	$ 24,759	$ 1,200	4.85%
Investments:									
Taxable securities	71,045	4,715	6.64%	82,812	5,604	6.77%	81,986	4,898	5.97%
Non-taxable securities(1)	27,594	2,468	8.94%	30,937	2,739	8.85%	36,294	3,222	8.88%
FHLB & FRB stock	2,000	47	2.35%	2,670	179	6.69%	2,023	122	6.03%
Interest bearing deposits in other financial institutions	2,072	73	3.52%	6,680	418	6.26%	6,949	440	6.33%
Total investments	102,711	7,303	7.11%	123,099	8,940	7.26%	127,252	8,682	6.82%
Total loans and leases (2)(3)	378,190	32,671	8.64%	342,831	31,076	9.06%	313,169	27,453	8.77%
Total interest-earning assets/interest income	501,715	$ 40,648	8.10%	480,260	$ 40,871	8.51%	465,180	$37,335	8.03%
Non-earning assets	66,422			56,289			47,872		
Allowance for loan and Lease losses	(5,335)			(5,743)			(4,947)		
Total assets	$562,802			$530,806			$508,105		
Liabilities and Stockholders' equity									
Transaction accounts	$ 94,857	$ 1,439	1.52%	$ 85,220	$ 1,478	1.73%	$ 79,853	$ 1,378	1.73%
Savings and money market	108,986	2,650	2.43%	108,411	3,608	3.33%	104,096	3,139	3.02%
Time deposits	202,721	10,463	5.16%	190,335	10,511	5.52%	188,714	9,134	4.84%
Other borrowed funds	15,106	923	6.12%	9,901	638	6.44%	7,831	378	4.83%
Total interest-bearing liabilities/interest expense	421,670	15,475	3.67%	393,867	16,235	4.12%	380,494	14,029	3.69%
Non-interest bearing deposits	83,226			75,339			69,346		
Other liabilities	7,056			8,540			7,673		
Total liabilities	511,952			477,746			457,513		
Stockholders' equity	50,850			53,060			50,592		
Total liabilities and stockholders equity	$562,802			$530,806			$508,105		
Net interest income / spread		$ 25,173	4.43%		$ 24,636	4.39%		$ 23,306	4.34%
Net interest margin (4)			5.02%			5.13%			5.01%

(1) Tax-equivalent basis
(2) Loans on nonaccrual status have been included in the computations of average balances.
(3) Includes loan fees of $509, $327 and $299 for the years ended December 31, 2001, 2000 and 1999, respectively
(4) Net interest margin is determined by dividing net interest income by total average interest earning assets.

Rate Volume Analysis of changes in Net Interest Income

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in rate (in thousands).

	2001 Compared to 2000			2000 Compared to 1999		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest income						
Interest on fed funds sold	$ 210	$ (391)	$ (181)	$ (622)	$ 277	$ (345)
Interest on investments:						
Taxable securities	(781)	(108)	(889)	56	650	706
Non-taxable securities	(299)	28	(271)	(475)	(9)	(484)
FHLB & FRB stock	(16)	(116)	(132)	44	13	57
Interest bearing deposits in other financial institutions	(162)	(183)	(345)	(17)	(5)	(22)
Total investments	(1,258)	(379)	(1,637)	(392)	649	257
Interest on loans and leases	3,055	(1,460)	1,595	2,689	934	3,623
Total interest income	$ 2,007	$(2,230)	$ (223)	$ 1,675	$ 1,861	$ 3,535
Interest expense						
Transaction accounts	$ 146	$ (185)	$ (39)	$ 93	$ 7	$ 100
Savings and money market	14	(972)	(958)	144	325	469
Time deposits	641	(689)	(48)	90	1,287	1,377
Other borrowed funds	317	(32)	285	134	126	260
Total interest expense	$ 1,118	$ (1878)	$ (760)	$ 461	$ 1,745	$ 2,206
Total change in net interest income	$ 889	$ (352)	$ 537	$ 1,214	$ 116	$ 1,330

Investment Securities:

The Company's policy regarding investments is as follows:

Trading Securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2001, 2000, and 1999.

Available for Sale Securities are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, within accumulated other comprehensive income, which is a separate component of stockholders' equity, until realized. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held to Maturity Securities is carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

At December 31, the amortized cost of securities and their approximate fair value were as follows (in thousands):

Available for sale securities: December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount (Fair Value)
Securities of U.S. government agencies and corporations	$ 1,991	$ 78		$ 2,069
Obligations of states and political subdivisions	28,085	1,074	$ (254)	28,905
Mortgage backed securities	70,331	601	(81)	70,851
Corporate securities	9,946	20	(241)	9,725
Other securities	88		(12)	76
	$ 110,441	1,773	$ (588)	$ 111,626
December 31, 2000				
Securities of U.S. government agencies and corporations	$ 26,913	$ 42	$ (167)	$ 26,788
Obligations of states and political subdivisions	2,671	21	(1)	2,691
Mortgage-backed securities	42,504	405	(232)	42,677
Corporate Securities	6,338	21	(458)	5,901
Other Securities	88		(21)	67
	$ 78,514	$ 489	$ (879)	$ 78,124
December 31, 1999				
Securities of U.S. government agencies and corporations	$ 38,611	$ 7	$ (1,296)	$ 37,322
Obligations of states and political subdivisions	2,676		(34)	2,642
Mortgage-backed securities	35,040	2	(464)	34,578
Corporate Securities	14,634		(740)	13,894
Foreign Debt Securities	503	5		508
Other Securities	139	6	(25)	120
	$ 91,603	$ 20	$ (2,559)	$ 89,064

Held to maturity securities December 31, 2001	Carrying Amount (Amortized Cost)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of states and political subdivisions	$ 1,455	$ 486		$ 1,941
December 31, 2000				
Obligations of states and political subdivisions	$ 25,811	$ 1,115		$ 26,926
December 31, 1999				
Obligations of states and political subdivisions	$ 29,616	$ 843	$ (102)	$ 30,357

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as investments held to maturity, and carried at amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

On January 1, 2001, the Company transferred $25,471,0000 of certain securities from the held to maturity to the available for sale classification at fair value upon adoption and as allowed by SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities.* The unrealized gains on the securities transferred were $1,115,000. The net unrealized gains and losses are recorded net of tax within accumulated other comprehensive income, which is a separate component of stockholders' equity.

The following table shows estimated fair value of our investment securities (other than equity securities with a fair value of approximately $76,000) by year of maturity as of December 31, 2001. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax exempt securities.

Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Available for Sale Securities					
Securities of U.S. government agencies and corporations	$ 516	$ 1,553			$ 2,069
Mortgage backed securities	4,469	17,413	$ 34,284	$ 14,685	70,851
Tax-exempt securities	2,456	8,236	8,301	7,460	26,453
Taxable municipal securities	1,501			951	2,452
Corporate securities		3,534	2,000	4,191	9,725
Total securities available for sale	$ 8,942	$ 30,736	$ 44,585	$ 27,287	$ 111,550
Weighted average yield	7.33%	6.52%	6.76%	6.75%	6.38%
Held to Maturity Securities					
Tax-exempt securities				$ 1,941	$ 1,941
Weighted average yield				10.03%	10.03%

Loan and Lease Portfolio

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 are summarized as follows (in thousands):

	2001	2000	1999	1998	1997
Commercial, financial and agricultural	$ 148,412	$ 143,658	$ 130,606	$ 123,591	$ 111,455
Real estate – construction	9,764	4,794	4,049	9,084	6,195
Real estate – mortgage(1)	109,830	100,937	82,202	89,865	65,008
Installment	113,970	105,393	92,973	64,777	53,658
Direct financing leases	3,454	5,183	5,395	5,585	6,089
Other	11,588	9,727	15,434	13,904	13,390
Total loans and leases receivable	397,018	369,692	330,659	306,806	255,795
Less:					
Allowance for loan and lease losses	5,786	4,964	4,606	4,704	2,861
Deferred loan fees	210	69	229	517	806
Net loans and leases	$ 391,022	$ 364,659	$ 325,824	$ 301,585	$ 252,128

(1) Includes loans held for sale, as applicable

At December 31, 2001 and 2000, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $106,911,000 and $136,641,000 respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $1,817,000 and $2,817,000 at December 31, 2001 and 2000, respectively. At December 31, 2001, commercial and consumer lines of credit, and real estate loans of approximately $38,876,000 and $18,210,000, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss.

Maturity Distribution and Interest Rate Sensitivity of Loans and Commitments

The following table shows the maturity of certain loan categories and commitments. Excluded categories are residential mortgages of 1-4 family residences, installment loans and lease financing outstanding as of December 31, 2001. Also provided with respect to such loans and commitments are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial, financial and Agricultural and installment	$ 24,667	$ 117,469	$ 120,246	$ 262,382
Real Estate – construction	9,349		415	9,764
Undisbursed commitments	47,488	6,126	3,472	57,086
Total	$ 81,504	$ 123,595	$ 124,133	$ 329,232
Loans and commitments maturing after one year with:				
Fixed interest rates		$ 111,180	$ 104,814	$ 215,994
Variable interest rates		12,415	19,319	31,734
Total		$ 123,595	$ 124,133	$ 247,728

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases, and Other Non performing Assets

The disclosure required by this item are set forth in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10K.

Summary of Loan Loss Experience:

The disclosure required by this item are set forth in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10K.

Certificates of Deposit

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2001 are summarized as follows (in thousands):

Remaining maturities:	
Three months or less	$ 19,544
Over three through twelve months	29,850
Over one year through three years	4,731
Over three years	99
Total	$ 54,224

As of December 31, 2001, the Company did not have any brokered deposits. In general, it is the Company's policy not to accept brokered deposits.

Return on Equity and Assets:

The following table sets forth-certain financial ratios for the Company at December 31:

	2001	2000	1999
Return on average equity (net income Divided by average equity)	13.11%	5.82%	11.35%
Return on average assets (net income Divided by average total assets)	1.18%	0.58%	1.13%
Equity to assets ratio (average equity Divided by average total assets)	9.04%	10.00%	9.96%
Dividend payout ratio (dividends paid or declared divided by net income)	31.50%	54.86%	25.81%

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2001 consist of a loan from the FRB in the form of Treasury Tax and Loan notes which are generally required to be repaid within 30 days from the transaction date as well as FHLB advances. The following table summarizes these borrowings (in thousands):

	2001	2000	1999
Short-Term borrowings:			
FHLB advances	$ 7,000	$ 13,400	$ 4,400
FRB loan	254	122	603
Advances under credit lines		2,999	
Total Short-Term borrowings	$ 7,254	$ 16,521	$ 5,003
Long-Term Borrowings:			
FHLB advances	$ 13,393	$ 480	$ 5,562
Total Long-Term borrowings	$ 13,393	$ 480	$ 5,562

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short Term	Long Term
Amount	$7,000	$13,393
Maturity	2002	2003-2005
Average Rates	3.31%	4.20%

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (in thousands):

Short-Term Borrowings

	2001	2000	1999
Average balance during the year	$ 1,957	$ 9,901	$ 7,831
Average interest rate for the year	5.00%	6.44%	4.83%
Maximum month-end balance during the year	$ 18,100	$ 16,521	$ 5,003
Average rate as of December 31,	3.31%	6.18%	4.02%

Company Obligated Mandatorily Redeemable Cumulative Trust Preferred Securities Of Subsidiary Grantor Trust

The Company formed North Valley Capital Trust 1 as a special purpose entity "SPE" which is consolidated into the Company's financial statements. North Valley Capital Trust I is a Delaware business trust wholly owned by the Company and formed for the purpose of issuing Company obligated mandatorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust holding solely junior subordinated debentures. For financial reporting purposes, the Subordinated Debentures and related trust investments in the Subordinated Debentures have been eliminated in consolidation and the Trust Preferred Securities are included in the consolidated balance sheet. Under applicable regulatory guidelines all of the Trust Preferred Securities currently qualify as Tier I capital.

During the third quarter of 2001, North Valley Capital Trust I issued 10,000 Trust Preferred Securities with a liquidation value of $1,000 to the Company for gross proceeds of $10,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $10,000,000 aggregate principal amount of 10.25% subordinated debentures due in 2031 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust I. The Subordinated Debentures mature in 2031, bear interest at the rate of 10.25%, payable semi-annually, and are redeemable by the Company at a premium beginning on or after 2031 based on a percentage of the principal amount of the Subordinated Debentures stipulated in the Indenture Agreement, plus any accrued and unpaid interest to the redemption date. The Subordinated Debentures are redeemable at 100 percent of the principal amount plus any accrued and unpaid interest to the redemption date at any time on or after 2031. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on 2031.

Holders of the trust preferred securities are entitled to cumulative cash distributions at an annual rate of 10.25% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the subordinated Debentures were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

Supervision and Regulation

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

NVB and SRB are both licensed by the California Commissioner of Financial Institutions (the "Commissioner"), their deposits are insured by the FDIC, and they have chosen to both become members of the Federal Reserve System. Consequently, NVB and SRB are subject to the supervision of, and are regularly examined by, the Commissioner and the Board of Governors of the Federal Reserve System ("FRB" or "Board of Governors). Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for loan and lease losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. NVB and SRB are required to file reports with the Commissioner and the FRB and provide such additional information as the Commissioner and the FRB may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of NVB and SRB within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by NVB or SRB to affiliates, and (b) on investments by NVB or SRB in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

Prior to January 2, 2002, SRB was a national banking association regulated by the office of the Comptroller of the Currency (OCC"). On April 12, 1999, the OCC required SRB to enter into a Consent Order (the "Order"). The Order required that SRB formulate and implement a plan to strengthen its policies and procedures relative to its loan administration, credit and collateral exceptions, classified assets, allowance for loan losses and violations of law related to lending limits. The Board of Directors of SRB agreed to execute the Order and followed an action plan that detailed the steps necessary to comply with the Order. Effective July 20, 2000, the OCC found SRB to be in compliance with all aspects of the Order and therefore, terminated the Order.

The Board of Governors, the OCC and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and its banking subsidiaries are required to maintain capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves. The Company and its banking subsidiaries are subject to regulations issued by the Board of Governors, the OCC and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Assets, commitments to extend credit and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2001, NVB, SRB and the Company were in compliance with the risk-based capital and leverage ratios described above. See Item 8, Financial Statements and Supplementary Data and Note 19 to the Financial Statements incorporated by reference, therein, for a listing of the Company's risk-based capital ratios at December 31, 2001 and 2000.

The Board of Governors, the OCC and FDIC have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate lending policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities, which would be restricted or prohibited under FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from each of the Company's subsidiary banks. The payment of cash dividends and/or management fees by NVB and SRB is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 below for further information regarding the payment of cash dividends by the Company, NVB and SRB.

<u>The Patriot Act</u>

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as North Valley Bank and Six Rivers Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and its subsidiaries are not currently aware of any account relationships between the Company and its subsidiaries and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

Competition

At June 30, 2001, the competing commercial and savings banks in competition with the Company, NVB and SRB had thirty banking offices in Shasta and Trinity Counties where NVB operates its eleven banking offices and there were fifty-four competing offices of commercial and savings bank offices in Del Norte, Mendocino and Humboldt Counties where SRB operates its seven banking offices. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. For borrowers requiring loans in excess of each subsidiary bank's legal lending limit, the Company has offered, and intend to offer in the future, such loans on a participating basis with correspondent banks and with other independent banks, retaining the portion of such loans which is within the applicable lending limits. As of December 31, 2001, NVB's and SRB's aggregate legal lending limits to a single borrower and such borrower's related parties were $5,274,000 and $2,869,000 on an unsecured basis and $8,789,000 and $4,781,000 on a fully secured basis, based on regulatory capital of $35,140,000 and $18,166,000, respectively.

In order to compete with the major financial institutions in its primary service areas, the Company, through its subsidiary banks, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company, NVB and SRB. The Company's subsidiary banks also seek to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in each subsidiary bank's portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

In 1996, pursuant to Congressional mandate, the FDIC reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the above risk-based assessment rate schedule, NVB's and SRB's current capital ratios and NVB's and SRB's current levels of deposits, NVB and SRB anticipate no change in the assessment rate applicable during 2002 from that in 2001.

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

On November 12, 1999, President Clinton signed into law The Financial Services Modernization Act of 1999 (the "FSMA"). The FSMA eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repeals Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding

Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

The Company, NVB, and SRB have not determined whether they may seek to acquire and exercise new powers or activities under the FSMA, and the extent to which competition will change among financial institutions affected by the FSMA has not yet become clear

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary banks.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

California Power Crisis

During 2001, the State of California experienced serious periodic electric power shortages. It is uncertain whether or when these shortages will occur again. The Company and its subsidiaries could be materially and adversely affected either directly or indirectly by a severe electric power shortage if such a shortage caused any of its critical data processing or computer systems and related equipment to fail, or if the local infrastructure systems such as telephone systems should fail, or the Company's and its subsidiaries' significant vendors, suppliers, service providers, customers, borrowers, or depositors are adversely impacted by their internal systems or those of their respective customers or suppliers. Material increases in the expenses related to electric power consumption and the related increase in operating expense could also have an adverse effect on the Company's future results of operations.

Certain Additional Business Risks

The Company's business, financial condition and operating results can be impacted by a number of factors, including but not limited to those set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. Since overall employment levels are near their modern-day low, this begins to be a risk to the Company that must be mitigated. The Company very actively recruits for all open position and management believes that employee relations are good.

Shares of Company Common Stock eligible for future sale could have a dilutive effect on the market for Company Common Stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock, of which 4,651,056 were outstanding at December 31, 2001. Pursuant to its stock option plans, at December 31, 2001, the Company had outstanding options to purchase 625,242 shares of Company Common Stock. As of December 31, 2001, 587,335 shares of Company Common Stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of Company Common Stock in the public market could adversely affect the market price of Common Stock.

A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2001, real estate served as the principal source of collateral with respect to approximately 57% of the Company's loan portfolio. A worsening of current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

The terrorist actions on September 11, 2001, and thereafter, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the company's market areas. Such continued economic deterioration could adversely affect the company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the company, increasing nonperforming loans and the amounts reserved for loan losses, and causing a decline in the Company's stock price.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved for issuance Statement of Financial Accounting Standard (SFAS) No. 141, *"Business Combinations"*, and SFAS No.142, *"Goodwill and Other Intangible Assets"*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangibles assets acquired outside of a business combination whether acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangibles assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will be required to be tested at least annually for impairment. The Company is required to adopt SFAS No. 142 beginning January 1, 2002. Early adoption is not permitted. The Company does not expect the adoption of SFAS No. 142 to have a material effect on its consolidated financial position, results of operations or cash flows as the Company had no goodwill as of December 31, 2001 and all of the Company's core deposit and other intangible assets at December 31, 2001 have finite lives and will continue to be amortized.

ITEM 2. DESCRIPTION OF PROPERTIES

The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises:

Description	Office Type	Owned/Leased
North Valley Bank:		
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/Limited Use Branch	Leased
Park Marina	Limited Used Branch	Leased
BPI	Data Processing/Administrative	Owned
Six Rivers Bank:		
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Owned

In November 2000, SRB was required to divest of its Weaverville branch office as a condition of regulatory approval of the plan of reorganization between the Company and SRB. All of the deposits and certain loans were sold in the transaction and the property is now being leased to another financial institution, which currently operates the property as a branch office.

From time to time, the Company through NVB and SRB acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Some of the pending cases seek punitive damages in addition to other relief. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The North Valley Bancorp common stock is listed and trades on the Nasdaq National Market under the symbol "NOVB". The shares were first listed with the Nasdaq Stock Market in April 1998.

The following table summarizes the Common Stock high and low trading prices and volume of shares traded during the two year period ended December 31, 2001 as reported on the Nasdaq Stock Market and the cash dividends declared on the common stock during the same period.

	Price of Common Stock		Cash Dividends Declared
Quarter Ended:	High	Low	
March 31, 2000	$ 10.44	$ 8.42	$ 0.06
June 30, 2000	10.68	9.47	0.06
September 30, 2000	12.84	10.41	0.06
December 31, 2000	12.81	10.88	0.10
March 31, 2001	$ 13.75	$ 12.13	$ 0.10
June 30, 2001	14.95	12.00	0.10
September 30, 2001	14.50	12.50	0.10
December 31, 2001	13.97	13.05	0.10

The Company had approximately 987 shareholders of record as of March 18, 2002.

The Company's primary source of funds for payment of dividends to its shareholders is the receipt of dividends from NVB and SRB. The payment of dividends by a California State chartered bank is subject to various legal and regulatory restrictions. See "Supervision and Regulation" in Item 1, Description of Business, for information related to shareholder and dividend matters including information regarding certain limitations on payment of dividends located on page 3.

ITEM 6. SELECTED FINANCIAL DATA

North Valley Bancorp & Subsidiaries
(dollars in thousands except per share data)

FOR THE YEAR ENDED DECEMBER 31	2001	2000	1999	1998	1997
Net interest income	$ 24,336	$ 23,731	$ 22,250	$ 20,732	$ 17,161
Net income	$ 6,666	$ 3,088	$ 5,744	$ 2,960	$ 5,263
Performance ratios:					
Return on average assets	1.18%	0.58%	1.13%	0.62%	1.37%
Return on average equity	13.11%	5.82%	11.35%	6.00%	16.14%
Capital Ratios:					
Risk based capital:					
Tier 1 (4% Minimum Ratio)	11.57%	13.05%	13.37%	12.77%	12.29%
Total (8% Minimum Ratio)	12.82%	14.30%	14.44%	13.82%	13.14%
Leverage Ratio	8.37%	9.73%	9.27%	8.77%	9.59%
BALANCE SHEET DATA AT DECEMBER 31					
Assets	$ 594,973	$ 540,221	$ 521,073	$ 499,598	$ 464,564
Investment securities and federal funds sold	$ 132,881	$ 105,235	$ 133,280	$ 152,873	$ 164,886
Net loans (including loans held for sale)	$ 391,022	$ 364,659	$ 325,824	$ 301,585	$ 252,128
Deposits	$ 514,278	$ 460,291	$ 452,697	$ 442,813	$ 411,255
Stockholders' equity	$ 43,678	$ 54,857	$ 51,841	$ 48,700	$ 47,302
COMMON SHARE DATA					
Net income (1)					
Basic	$ 1.25	$ 0.53	$ 1.00	$ 0.52	$ 1.12
Diluted	$ 1.23	$ 0.53	$ 0.99	$ 0.51	$ 1.10
Book value (2)	$ 9.39	$ 9.45	$ 8.97	$ 8.49	$ 8.33
Shares Outstanding	4,651,056	5,805,416	5,780,997	5,736,519	5,680,803
SUMMARY OF OPERATIONS					
Total interest income	$ 39,811	$ 39,966	$ 36,279	$ 35,383	$ 29,797
Total interest expense	15,475	16,235	14,029	14,651	12,636
Net interest income	24,336	23,731	22,250	20,732	17,161
Provision for loan and lease losses	1,370	1,670	1,262	5,334	3,011
Net interest income after provision for loan and lease losses	22,966	22,061	20,988	15,398	14,150
Total non interest income	8,852	6,872	5,368	5,690	5,363
Total non interest expense	22,090	24,236	18,281	17,300	13,224
Income before provision for income taxes	9,728	4,697	8,075	3,788	6,289
Provision for income taxes	3,062	1,609	2,331	828	1,026
Net Income	$ 6,666	$ 3,088	$ 5,744	$ 2,960	$ 5,263

(1) Net income per share amounts have been adjusted to give effect to a two for one stock split on October 15, 1998

(2) Represents stockholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this Form 10-K (excluding statements of fact or historical financial information) involve forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in Banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in the Northern California region; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; the California power crises; and changes in the securities markets.

Critical Accounting Policies

General

North Valley Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting. (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued based on the differences between that value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses an historical loss view as an indicator of future losses and as a result could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information expected cash flows and fair market value of collateral are used to estimate those losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. For further information regarding our allowance for credit losses, see page 11.

Overview

North Valley Bancorp (the "Company") is a multi-bank holding company for North Valley Bank ("NVB"), and Six Rivers Bank ("SRB") both state-chartered banks. NVB operates out of its main office located at 300 Park Marina Circle, Redding, CA 96001, with eleven branches, which include two supermarket branches in Shasta and Trinity Counties in Northern California. SRB operates seven branches located in Del Norte, Mendocino and Humboldt Counties. The Company operates as three business segments; North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Management allocates the costs of Bancorp and BPI to NVB and SRB based primarily on usage through a variety of statistical data. NVB and SRB are separately chartered institutions each with its own Board of Directors and regulated independently of each other. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

Earnings Summary

For the year ended December 31, (in thousands except per share amounts)	2001	2000	1999
Net interest income	$ 24,336	$ 23,731	$ 22,250
Provision for loan and lease losses	(1,370)	(1,670)	(1,262)
Noninterest income	8,852	6,872	5,368
Noninterest expense	(22,090)	(24,236)	(18,281)
Provision for income taxes	(3,062)	(1,609)	(2,331)
Net income	$ 6,666	$ 3,088	$ 5,744
Earnings Per Share			
Basic	$ 1.25	$ 0.53	$ 1.00
Diluted	$ 1.23	$ 0.53	$ 0.99
Return on Average Assets	1.18%	0.58%	1.13%
Return on Average Equity	13.11%	5.82%	11.35%

For the year ended December 31, 2001, the Company recorded net income of $6,666,000 as compared to $3,088,000 for the same period in 2000 and $5,744,000 in 1999. On a per share basis, diluted earnings per share was $1.23 for the year ended December 31, 2001 compared to $0.53 for the same period in 2000 and $0.99 for the same period in 1999.

The increase in net income for the year ended December 31, 2001 over 2000 was primarily due to the impact of the merger related charges related to legal, accounting, investment banking, severance and other one time charges of $3,169,000 incurred in 2000 compared to $358,000 incurred in 2001 mitigated by increases in net interest income and non interest income.

For the year ended December 31, 2001, the Company paid or declared quarterly dividends totaling $2,100,000 to stockholders of the Company. The Company's return on average total assets and average stockholders' equity were 1.18% and 13.11% for the period ended December 31, 2001, compared with 0.58% and 5.82% for the same period in 2000 and 1.13% and 11.35% for the same period in 1999.

Segment Information

The Company operates as three business segments; North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Other also includes all eliminating entries for inter-company revenue and expense items required for consolidation. For the year ended December 31, 2001, total revenues increased at each of the Company's three segments when compared to 2000. This was due to overall loan and deposit growth as well as growth in non-interest income. Most notably, total revenues at SRB grew by $1,215,000 or 13.1%. This was due primarily to a loss on the sale of securities of $935,000 that occurred in 2000 compared to a small gain of $5,000 in 2001 as well as growth in service charges and other non-interest income. SRB's total net income also increased from 2000 to 2001. This was due to the loss on securities incurred in 2000 and the merger-related costs, most of which were incurred in the fourth quarter of 2000.

Total revenues at NVB increased by $1,053,000 or 4.9% from 2000 to 2001 while net income remained flat when comparing the two years. Revenues increased in 2001 due to growth in net interest income which was primarily due to loan growth but was partially offset by lower noninterest income due to gains recorded on sales of securities in 2000 which were not repeated in 2001. All other areas of non-interest income for NVB grew in a similar fashion to the Company's results. The growth in revenues at NVB but lack of growth in net income were due to higher non-interest expenses, primarily management fees paid to Bancorp and BPI for support services. Salaries and benefits at both NVB and SRB have decreased from 2000 to 2001 but those costs have been replaced in the form of management service fees paid to Bancorp. Total revenues in Other increased from a loss of $99,000 in 2000 to revenues of $218,000 in 2001. This is mainly the result of increased fee income in the Company's Investment Services Department, which is part of the Holding Company. Fee income from Investment Services in 2001 was $412,000 compared to $303,000 in 2000.

Total assets at NVB increased significantly from $339,144,000 as of December 31, 2000 to $394,110,000 as of the same date in 2001. This represents an increase of $54,966,000 or 16.2% and was primarily due to deposit growth of $51,744,000, which funded loan growth of $23,328,000 and growth in investments of $22,327,000. Total assets at SRB and Other remained fairly stable from 2000 to 2001.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows:

	NVB	SRB	Other	Total
Year ended December 31, 2001:				
Total revenues	$ 22,497	$ 10,473	$ 218	$ 33,188
Net income (loss)	$ 5,878	$ 1,427	$ (639)	$ 6,666
Interest income	$ 26,369	$ 13,403	$ 39	$ 39,811
Interest expense	$ 9,656	$ 5,352	$ 467	$ 15,475
Depreciation and amortization	$ 765	$ 813	$ 20	$ 1,598
Total assets	$ 394,110	$ 199,166	$ 1,697	$ 594,973
Year ended December 31, 2000:				
Total revenues	$ 21,444	$ 9,258	$ (99)	$ 30,603
Net income (loss)	$ 5,850	$ (1,630)	$ (1,132)	$ 3,088
Interest income	$ 24,546	$ 15,392	$ 28	$ 39,966
Interest expense	$ 9,457	$ 6,778	$ 0	$ 16,235
Depreciation and amortization	$ 638	$ 1,967	$ -	$ 2,605
Total assets	$ 339,144	$ 200,281	$ 796	$ 540,221
Year ended December 31, 1999:				
Total revenues	$ 16,881	$ 10,470	$ 267	$ 27,618
Net income (loss)	$ 4,745	$ 1,216	$ (217)	$ 5,744
Interest income	$ 21,628	$ 14,634	$ 17	$ 36,279
Interest expense	$ 8,230	$ 5,795	$ 4	$ 14,029
Depreciation and amortization	$ 855	$ 533		$ 1,388
Total assets	$ 312,465	$ 208,263	$ 345	$ 521,073

Net Interest Income

Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. For the year ended December 31, 2001, net interest income was $24,336,000 compared to $23,731,000 for 2000 and $22,250,000 for 1999. The increase in net interest income in 2001 of $605,000 was primarily due to the decrease in interest expense of $760,000 outpacing the decrease in interest income of $155,000. The dramatically lower interest rate environment resulting from the eleven rate cuts and 475 basis point decline in short term rates in 2001 was the reason for the decrease in yields. Although average interest-earning assets increased by $21,455,000 from 2000 to 2001contributing to interest income, the average yield on those assets, on a tax equivalent basis, decreased from 8.51% in 2000 to 8.10% in 2001 resulting in the overall reduction in interest income of $155,000. Average interest-bearing liabilities also increased, from $393,867,000 in 2000 to $421,670,000 in 2001. This increase in interest-bearing liabilities added to interest expense but was more than offset by the reduction in the average rate paid on interest-bearing liabilities which decreased from 4.12% in 2000 to 3.67% in 2001 resulting in the overall reduction in interest expense of $760,000. The increase in net interest income from 1999 to 2000 of $1,481,000 was primarily due to an increase in average loans outstanding of $29,662,000 coupled with an increase in yield on earning assets of 0.48% partially offset by an increases in interest expense due to increases in average balances and rates.

The net interest margin ("NIM") is calculated by dividing net interest income by average interest-earning assets and is calculated using a fully taxable equivalent basis. The NIM for the year ended December 31, 2001 was 5.02% as compared to 5.13% for the same period in 2000 and 5.01% in 1999. The changes in the NIM were a result of the same factors that increased net interest income during 2001 and 2000 discussed in the paragraph above.

Noninterest Income

Total noninterest income increased $1,980,000 to $8,852,000 for the year ended December 31, 2001 from $6,872,000 for the same period in 2000 and $5,368,000 in 1999. This increase in 2001 is primarily the result of an increase in service charges on deposit accounts of $1,134,000 as discussed in the following paragraph, and an increase in other income of $1,242,000 The increase in other income was due to the recognition of $820,000 of earnings on life insurance holdings which were purchased to fund the Company's salary continuation plan. Included in other income for 2001 is a $447,000 gain on sale of SRB's Weaverville, California branch. This branch divestiture was a requirement by regulators to effect the merger with SRB in 2000 which also resulted in the Company realizing losses on sales of securities of $731,000 in 2000 to provide liquidity which was not required in 2001. Also included for 2000 is the one time gain on sale of John Hancock Life common stock of $1,138,000, from the demutualization of that company. The increase in noninterest income in 2000 of $1,504,000 from 1999 was due to an increase in service charges on deposits of $1,018,000 from 1999 to 2000 and the overall impact of the other gains and losses discussed above.

In March of 2000, NVB began a program called Positively Free Checking™ in which NVB offers retail checking accounts to customers, which have no per-check fee and no monthly service charge fee. This program has increased the level of new accounts and new customers at NVB. In October of 2000, this same program was implemented at SRB. This program has been instrumental in increasing service charge income for the Company in 2000 and 2001 and management believes that this program will continue to enhance fee income in 2002.

Noninterest Expense

The following table is a summary of the Company's noninterest expense for the periods indicated:

(in thousands)	2001	2000	1999
Salaries & employee benefits	$ 11,394	$ 10,205	$ 8,638
Equipment expense	1,483	1,748	1,323
Occupancy expense	1,274	1,423	1,219
Professional Services	786	1,101	1,243
ATM expense	626	684	554
Printing & supplies	570	472	398
Postage	491	414	356
Messenger expense	338	316	332
Data processing expenses	292	294	297
Merger & integration expense	358	3,169	149
Other	4,478	4,410	3,772
Total noninterest expenses	$ 22,090	$ 24,236	$ 18,281

Total noninterest expense decreased $2,146,000 to $22,090,000 for the year ended December 31, 2001, from $24,236,000 for the same period in 2000 and 18,281,000 in 1999. The decrease in 2001 was primarily a result of the $2,811,000 decrease in merger-related charges from $3,169,000 in 2000 to $358,000 in 2001. This decrease was offset by an increase in salaries and employee benefits expense in 2001 of $1,189,000 compared to 2000 due to an increase in staffing levels, an increase in salary continuation plan expense and $141,000 in severance costs. Equipment expense decreased in 2001 from 2000 due to expenses incurred in 2000 related to the write off of certain redundant equipment from the merger with SRB.

In 2000, noninterest expenses increased by $5,955,000 due primarily to merger and integration expenses of $3,169,000 compared to $149,000 in 1999 as well as an increase in salaries and benefits of $1,567,000. In 2000, salaries and benefits increased due to the Company's new customer call center and increased staffing at BPI to accommodate the additional processing volume associated with SRB.

Income Taxes

The provision for income taxes for the year ended December 31, 2001 was $3,062,000 as compared to $1,609,000 for the same period in 2000 and $2,331,000 for 1999. The effective income tax rate for state and federal income taxes was 31.5%, for the year ended December 31, 2001 compared to 34.3% for the same period in 2000 and 28.9% for the same period in 1999. The difference in the effective tax rate compared to the statutory tax rate (42.05%) is primarily the result of the Company's investment in municipal securities. Interest earned on municipal securities is exempt from federal income tax and therefore lowers the Company's effective tax rate. The increase in the effective tax rate for 2000 was due to the merger-related charges, some of which are not tax deductible

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases, and Other Non performing Assets

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

At December 31, 2001 and 2000, the recorded investment in loans and leases for which impairment has been recognized was approximately $867,000 and $811,000. Of the 2001 balance, approximately $408,000 has a related valuation allowance of $218,000. Of the 2000 balance, approximately $811,000 has a related valuation allowance of $400,000. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in loans and leases for which impairment has been recognized was approximately $613,000, $1,376,000 and $4,180,000. During the portion of the year that the loans and leases were impaired the Company recognized interest income of approximately $76,000, $124,000 and $207,000 for cash payments received in 2001, 2000 and 1999.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Nonperforming assets at December 31 are summarized as follows (in thousands):

	2001	2000	1999	1998	1997
Nonaccrual loans and leases	$ 867	$ 780	$ 2,145	$ 5,203	$ 3,360
Loans 90 days past due but still accruing interest	848	561	223	368	244
Restructured loans			601	242	166
Other real estate owned	287	341	699	929	596
Total nonperforming assets	$ 2,002	$ 1,682	$ 3,668	$ 6,742	$ 4,366

If interest on nonaccrual loans and leases had been accrued, such income would have approximated $69,000, in 2001, $139,000 in 2000 and $349,000 in 1999. Interest income of $76,000 in 2001, $124,000 in 2000 and $207,000 in 1999 was recorded when it was received on the nonaccrual loans and leases.

Based on its review of impaired, past due and nonaccrual loans and other information known to management at the date of this report, in addition to the nonperforming loans included in the above table, management has not identified loans and leases about which it has serious doubts regarding the borrowers' ability to comply with present loan repayment terms, such that said loans might subsequently be classified as nonperforming.

At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans were classified as nonaccrual.

Allowance for Loan and Lease Losses

The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2001	2000	1999	1998	1997
Average loans and leases outstanding	$ 378,190	$ 342,831	$ 313,169	$ 278,037	$ 246,862
Allowance for loan and lease losses at beginning of period	4,964	4,606	4,704	2,861	2,061
Loans and leases charged off:					
Commercial, financial and agricultural	213	1,276	1,105	2,904	1,694
Real Estate – construction				3	
Real Estate – mortgage	27	53	105	35	128
Installment	610	269	788	735	411
Other	72	79	67	33	33
Total loans and leases charged off	922	1,677	2,065	3,710	2,266
Recoveries of loans and leases previously charged off:					
Commercial, financial and agricultural	194	262	244	59	16
Real Estate – construction					
Real Estate – mortgage	1		32	12	4
Installment	169	89	422	144	34
Other	10	14	7	4	1
Total recoveries of loans and leases previously charged off	374	365	705	219	55
Net loans and leases charged off	548	1,312	1,360	3,491	2,211
Provisions for loan and lease losses	1,370	1,670	1,262	5,334	3,011
Balance of allowance for loan and lease losses at end of period	$ 5,786	$ 4,964	$ 4,606	$ 4,704	$ 2,861
Ratio of net charge-offs to average loans and leases outstanding	0.15%	0.38%	0.43%	1.26%	0.90%
Allowance for loan and lease losses to total loans and leases	1.46%	1.34%	1.39%	1.54%	1.12%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio, including unused commitments to provide financing. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgements different from those of management.

The allowance for loan and lease losses is comprised of three primary types of allowances:

1. Formula Allowance

Formula allowances are based upon loan loss factors that reflect management's estimate of the inherent loss in various segments of or pools within the loan and lease portfolio. The loss factor is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance (or credit commitment, as applicable) to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

2. Specific Allowance

Specific allowances are established in cases where management had identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with SFAS No. 114, "*Accounting By Creditors For Impairment Of A Loan*".

3. Unallocated Allowance

The Company maintains an unallocated loan and lease loss allowance that is based upon management's evaluation of conditions that are not directly measured in the determined of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at December 31, 2001 included the following, which existed at the balance sheet date:

General Factors:

- General business and economic conditions and affecting the Company's key lending areas
- Real estate values in California
- Loan volumes and concentrations
- Seasoning of the loan portfolio
- Status of the current business cycle
- Specific industry or market conditions within portfolio segments

At December 31, 2001, the allowance for loan losses was comprised of $4,545,000 in formula allowance, $25,000 in specific allowance, and $1,216,000 in unallocated allowance. The $4,545,000 in formula allowance reflects management's estimate of the inherent loss in various pools or segments in the portfolio, and includes adjustments for general economic conditions, trends in the portfolio, changes in the mix of the portfolio and the level of formula allowance is consistent from 2000 to 2001.

The $1,216,000 in unallocated allowance at December 31, 2001, reflects an increase from $425,000 at December 31, 2000 due to the Company's consideration of the following factors, as well as more general factors including the slowing economy, increased layoffs and unemployment, and consumer and business reactions to the events of September 11, 2001:

- The recent potential adverse effects of a decline in tourism impacting the hospitality that is a significant component of the economies within our service area;

- Slight increases in local unemployment and personal bankruptcies which may have an impact on our retail consumer portfolio;
- Continued changes in the mix of our loan portfolio toward increased emphasis on commercial business and real estate lending.

Management anticipates that as the Company continues to implement its strategic plan the Company will:

- generate further growth in loans receivable held for investment
- emphasize the origination and purchase of income property real estate loans
- continue expansion of commercial business lending

As a result, future provisions will be required and the ratio of the allowance for loan losses to loans outstanding will increase. Experience across the financial services industry indicates that commercial business and income property loans may present greater risks than residential real estate loans, and therefore should be accompanied by suitably high levels of reserves.

The following table shows the allocation of the Company's Allowance and the percent of allowance in each category to the total allowance at December 31 (dollars in thousands).

	2001		2000		1999	
	Allowance For Losses	% Of Allowance	Allowance for losses	% of Allowance	Allowance For Losses	% of Allowance
Loan Categories:						
Commercial, financial Agricultural	$ 2,141	37.0%	$ 2,953	59.5%	$ 2,401	52.1%
Real Estate-construction	165	2.9%	93	1.9%	57	1.2%
Real Estate-mortgage	238	4.1%	258	5.2%	243	5.3%
Installment	1,922	33.2%	1,181	23.8%	517	11.2%
Other	104	1.8%	54	1.1%	22	0.5%
Unallocated	1,216	21.0%	425	8.5%	1,366	29.7%
Total	$ 5,786	100.0%	$ 4,964	100.0%	$ 4,606	100.0%

Liquidity and Interest Rate Sensitivity

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide federal funds for $13,500,000 as of December 31, 2001 were available to provide liquidity. In addition, NVB and SRB are both members of the Federal Home Loan Bank ("FHLB") System providing an additional line of credit of $55,900,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with Federal Reserve Bank ("FRB") of $10,428,000 secured by first deeds of trust on eligible commercial real estate loans. As of December 31, 2001, borrowings of $20,393,000 were outstanding with the FHLB, $254,000 with the FRB and $10,000,000 was outstanding in the form of Company obligated manditorily redeemable cumulative trust preferred securities.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and investment securities) totaled $161,745,000 and $134,369,000 (or 27.1% and 24.9% of total assets) at December 31, 2001 and December 31, 2000, respectively. Total liquid assets for December 31, 2001 and December 31, 2000 include investment securities of $1,455,000 and $25,811,000, respectively, classified as held to maturity based on the Company's intent and ability to hold such securities to maturity.

Core deposits, defined as demand deposits, interest bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low cost source of funds. Core deposits totaled $460,054,000 and $412,807,000 at December 31, 2001 and December 31, 2000, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Interest Rate Sensitivity

The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as **asset/liability management** is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings in the ways prescribed above.

The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze three specific types of risks; market risk, mismatch risk, and basis risk.

Market Risk

Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk

The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the FHLB with the appropriate maturity or repricing characteristics.

Basis Risk

The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentration in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations

To quantify the extent of all of these risks both in its current position and in transactions it might take in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's December 31, 2001 balances indicate that the Company's net economic value at risk from 2% shocks are within normal expectations for sudden changes. The results for the Company's simulation indicates unusual results for changes in net interest income over a one-year period given the same interest rate shocks. These results indicate that net interest income will be lower over the next twelve-month period whether or not interest rates rise or fall. This is due to the fact that because interest rates are so low, rates on certain administered-rate deposit products cannot decrease by 2.0% and in some cases, cannot even decrease by 0.75%. If rates cannot be lowered by 2.0% in a simulation environment on a substantial portion of deposit liabilities, interest expense will not decrease as fast as interest income, thus causing net interest income to decrease.

	Shocked by –2%	Shocked by +2%
Net interest income	-5.5%	-1.3%
Net economic value	-1.4%	7.7%

For the modeling, the Company has made certain assumptions about the duration of its non-maturity deposits that are important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Financial Condition as of December 31, 2001 as Compared to December 31, 2000

Total assets at December 31, 2001, were $594,973,000, compared to December 31, 2000 assets of $540,221,000. Increases in average deposits of $30,485,000 and a decrease in average investment securities of $20,388,000 offset by an increase in average Federal funds sold of $6,484,000 were used to fund an increase in average loans of $35,359,000.

Investment securities and federal funds sold totaled $132,881,000 at December 31, 2001, compared to $105,235,000 at December 31, 2000. The increase was primarily due to deposit growth of $53,987,000, which was deployed in the purchase of municipal, agency and corporate bonds. Both NVB and SRB are members of Federal Reserve Bank and Federal Home Loan Bank of San Francisco and collectively hold $2,028,000 in FRB and FHLB stock.

During 2001, net loans increased 7.2% to $391,022,000 from $364,659,000 at December 31, 2000. Loans are the Company's largest component of earning assets. The Company's average loan to deposit ratio increased slightly to 77.2% in 2001 compared to 74.6% in 2000. The increase was attributed to the allocation of more resources solely focused on loan origination and the establishment of more automated underwriting processes.

During 2001, total deposits increased 11.7% to $514,278,000 compared to $460,291,000 at December 31, 2000. This growth occurred across all deposit categories except interest bearing demand accounts which declined $11,532,000 or 23.3%. Noninterest bearing demand deposits increased $26,856,000 or 39.6%, savings increased $32,594,000 or 21.2% and time certificates increased $6,069,000 or 3.2%. The increase was due to a significant number of new accounts opened during 2001, which is attributed to the continued success of our "high performance checking program".

The Company maintains capital to support future growth and dividend payouts while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as very positive because it limits the Company's ability to earn a high rate of return on shareholders equity (ROE). Stockholders' equity decreased to $43,678,000 as of December 31, 2001, as compared to $54,857,000 at December 31, 2000. The decrease was primarily as a result of the payment of cash dividends of $2,100,000 offset by the net income of $6,666,000, the increase in the unrealized gain on available for sale of securities of $930,000 and the Company's stock repurchase Plans in 2001. Under the Plans 1,188,500 shares of common stock were repurchased for $17,115,000 at an average price of $14.40 and retired by the Company. At December 31, 2001, there were 21,253 shares remaining to repurchase under the Plans. Under current regulations, the management believes that the Company meets all capital adequacy requirements (dollars in thousands).

	Capital	Ratio	Minimum For Capital Adequacy Purposes
Company:			
Tier I capital (to average assets)	$ 49,587	8.37%	4.00%
Tier I capital (to risk weighted assets)	$ 49,587	11.57%	4.00%
Total capital (to risk weighted assets)	$ 54,959	12.82%	8.00%

Impact of Inflation

Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 1.7% December 31, 2001) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics or embedded features. The Company currently has not entered into any freestanding derivative contracts and did not identify any embedded derivatives requiring bifurcation at December 31, 2001 or 2000. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and generally require collateral from the borrower. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by management. Interest rate risk is the potential of economic losses due to future interest rate changes. Please see "Interest Rate Sensitivity" on previous pages for a more detailed description.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 14 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected quarterly financial data for each of the quarters in the two-year period ended December 31, 2001. All amounts have been restated on a historical basis to reflect the merger with Six Rivers Bank, which closed in October 2000, as a pooling of interests as if the Companies had been combined for all periods presented.

	For the Quarter Ended							
(in thousands)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Interest income	$ 9,930	$ 9,814	$ 10,193	$ 9,874	$ 9,651	$ 9,912	$ 10,144	$ 10,259
Interest expense	4,175	4,019	3,840	3,441	3,816	3,993	4,175	4,251
Net interest income	5,755	5,795	6,353	6,433	5,835	5,919	5,969	6,008
Provision for loan and lease losses	220	300	420	430	520	570	230	350
Noninterest income	1,823	2,192	2,055	2,782	2,052	1,523	1,568	1,729
Noninterest expense	5,215	5,398	5,526	5,951	4,949	5,319	5,167	8,801
Income (loss) before provision for income taxes	2,143	2,289	2,462	2,834	2,418	1,553	2,140	(1,414)
Provision (benefit) for income taxes	674	688	773	927	767	433	660	(251)
Net income (loss)	$ 1,469	$ 1,601	$ 1,689	$ 1,907	$ 1,651	$ 1,120	$ 1,480	$ (1,163)
Earnings Per Share								
Basic	$ 0.25	$ 0.28	$ 0.33	$ 0.41	$ 0.29	$ 0.19	$ 0.25	$ (0.20)
Diluted	$ 0.25	$ 0.27	$ 0.33	$ 0.40	$ 0.28	$ 0.19	$ 0.25	$ (0.19)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors", "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management", as to share information in the tables of beneficial ownership and footnotes thereto.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders to be filed with the Commission, entitled "Certain Relationships and Related Transactions".

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of the report:
1. Financial Statements:
2. Exhibits: See Index to Exhibits at page 67.

(b) Reports on Form 8-K during the quarter ended December 31, 2001
Filed October 3, 2001 – Press release –Announcement of new stock repurchase program.
Filed October 19, 2001 – Press release – Earnings for quarter ended September 30, 2001.

(c) Exhibits
See Index to Exhibits at page 67 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(d) Financial Statement Schedules
Not applicable.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
North Valley Bancorp
Redding, California

We have audited the accompanying consolidated balance sheets of North Valley Bancorp and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of North Valley Bancorp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Sacramento, California
January 31, 2002

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(In thousands except share amounts)

ASSETS	2001	2000
Cash and cash equivalents:		
Cash and due from banks	$ 26,575	$ 27,428
Federal funds sold and repurchase agreements	19,800	1,300
Total cash and cash equivalents	46,375	28,728
Interest bearing deposits in other financial institutions	2,289	1,706
Securities:		
Available for sale, at fair value	111,626	78,124
Held to maturity, at amortized cost (fair value of $1,941 and $26,926 at December 31, 2001 and 2000)	1,455	25,811
Loans and leases, net of allowance for loan and lease losses of $5,786 and $4,964 and deferred loan fees of $210 and $69 at December 31, 2001 and 2000	391,022	364,659
Premises and equipment, net of accumulated depreciation and amortization	10,294	9,623
Other real estate owned	287	341
FHLB and FRB stock and other securities	2,213	2,155
Core deposit and other intangibles, net	3,252	3,451
Accrued interest receivable	3,184	3,738
Other assets	22,976	21,885
TOTAL ASSETS	$ 594,973	$ 540,221
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing demand deposits	$ 94,719	$ 67,863
Interest-bearing:		
Demand accounts	37,937	49,469
Savings	186,087	153,493
Time certificates	195,535	189,466
Total deposits	514,278	460,291
Other borrowed funds	20,647	17,001
Accrued interest payable and other liabilities	6,370	8,072
Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust	10,000	
Total liabilities	551,295	485,364
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none		
Common stock, no par value: authorized 20,000,000 shares: outstanding 4,651,056 and 5,805,416 at December 31, 2001 and 2000	24,538	30,301
Retained earnings	18,383	24,729
Accumulated other comprehensive income (loss), net of tax	757	(173)
Total stockholders' equity	43,678	54,857
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 594,973	$ 540,221

See notes to consolidated financial statements

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(In thousands except share and per share amounts)

	2001	2000	1999
INTEREST INCOME:			
Loans including fees	$ 32,326	$ 30,699	$ 27,118
Lease financing	345	378	336
Securities:			
Taxable	4,835	6,200	5,460
Exempt from federal taxes	1,631	1,834	2,165
Federal funds sold and repurchase agreement	674	855	1,200
Total interest income	39,811	39,966	36,279
INTEREST EXPENSE:			
Deposits	14,551	15,598	13,652
Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust	467		
Other borrowings	457	637	377
Total interest expense	15,475	16,235	14,029
NET INTEREST INCOME	24,336	23,731	22,250
PROVISION FOR LOAN AND LEASE LOSSES	1,370	1,670	1,262
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	22,966	22,061	20,988
NONINTEREST INCOME:			
Service charges on deposit accounts	5,627	4,493	3,475
Other fees and charges	1,127	1,094	1,288
Gain (loss) on sale of loans	4	45	(76)
Gain (loss) on sale or calls of securities	19	(731)	44
Gain on sale of shares of demutualized life insurance company		1,138	
Other	2,075	833	637
Total noninterest income	8,852	6,872	5,368
NONINTEREST EXPENSES:			
Salaries and employee benefits	11,394	10,205	8,638
Equipment expense	1,483	1,748	1,323
Occupancy expense	1,274	1,423	1,219
Merger and integration expense	358	3,169	149
Other	7,581	7,691	6,952
Total noninterest expenses	22,090	24,236	18,281
INCOME BEFORE PROVISION FOR INCOME TAXES	9,728	4,697	8,075
PROVISION FOR INCOME TAXES	3,062	1,609	2,331
NET INCOME	$ 6,666	$ 3,088	$ 5,744
EARNINGS PER SHARE:			
Basic	$ 1.25	$ 0.53	$ 1.00
Diluted	$ 1.23	$ 0.53	$ 0.99

See notes to consolidated financial statements

NORTH VALLEY BANCORP AND SUSBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(In thousands except share amounts)

	Common Stock Shares	Common Stock Amount	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 1999	5,736,519	29,607		19,074	19	48,700
Comprehensive income:						
Net income			$ 5,744	5,744		5,744
Other comprehensive income, net of tax of S(810)						
Unrealized gain (loss) on available for sale securities, net of reclassification adjustment of $11			(1,489)		(1,489)	(1,489)
Minimum pension liability adjustments			28		28	28
Total comprehensive income			$ 4,283			
Stock options exercised	44,478	301				301
Tax benefit derived from the exercise of stock options		40				40
Cash dividends on common stock				(1,483)		(1,483)
Balance, December 31, 1999	5,780,997	29,948		23,335	(1,442)	51,841
Comprehensive income:						
Net income			$ 3,088	3,088		3,088
Other comprehensive income, net of tax of $921:						
Unrealized gain (loss) on available for sale securities, net of reclassification adjustment of $(480)			1,269		1,269	1,269
Total comprehensive income			$ 4,357			
Stock options exercised	24,419	111				111
Compensation expense on stock options/grants		208				208
Tax benefit derived from the exercise of stock options		34				34
Cash dividends on common stock				(1,694)		(1,694)
Balance, December 31, 2000	5,805,416	30,301		24,729	(173)	54,857
Comprehensive income:						
Net income			$ 6,666	6,666		6,666
Other comprehensive income, net of tax of $604						
Unrealized gain (loss) on available for sale securities, net of reclassification adjustment of $13			930		930	930
Total comprehensive income			$ 7,596			
Stock options exercised	34,140	251				251
Compensation expense on stock options/grants		189				189
Repurchase of common shares	(1,188,500)	(6,203)		(10,912)		(17,115)
Cash dividends on common stock				(2,100)		(2,100)
Balance, December 31, 2001	4,651,056	$ 24,538		$ 18,383	$ 757	$ 43,678

See notes to consolidated financial statements.

NORTH VALLEY BANCORP & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(In thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 6,666	$ 3,088	$ 5,744
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,268	1,518	1,099
Amortization of premium on securities	131	116	41
Amortization/writedown of goodwill and core deposit intangible	199	971	248
Provision for loan and lease losses	1,370	1,670	1,262
Loss on sale/writedown of other real estate owned		277	230
(Gain) loss on sale or calls of securities	(19)	731	(44)
Gain on sales of shares of demutualized life insurance company		(1,138)	
(Gain) loss on sale of loans	(4)	(45)	76
Provision (benefit) for deferred taxes	(544)	(890)	866
Effect of changes in:			
Accrued interest receivable	554	(352)	(328)
Other assets	(1,197)	(10,920)	(962)
Accrued interest payable and other liabilities	(1,576)	1,893	(1,006)
Net cash provided by (used in) operating activities	6,848	(3,081)	7,226
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of other real estate owned	328	627	4,656
Purchases of available for sale securities	(75,888)	(27,002)	(52,352)
Proceeds from sales of available for sale securities	20,845	24,344	1,504
Proceeds from maturities/calls of available for sale securities	47,365	15,136	41,893
Purchases of held to maturity securities		(970)	
Proceeds from maturities/calls of held to maturity securities		4,792	5,804
Proceeds from sale of shares of demutualized life insurance company		1,138	
Net change in FHLB and FRB stock and other securities	(58)	143	(442)
Net change in interest bearing deposits in other financial institutions	(583)	6,162	(1,056)
Proceeds from sales of loans	219	3,540	32,144
Net increase in loans and leases	(28,222)	(44,546)	(62,365)
Purchases of premises and equipment- net	(1,939)	(1,644)	(1,049)
Net cash used in investing activities	(37,933)	(18,280)	(31,263)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	53,987	7,594	9,884
Proceeds from issuance of Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust	10,000		
Net change in other borrowed funds	3,646	6,436	9,888
Compensation expense on stock options / grants	189	208	
Cash dividends paid	(2,226)	(1,485)	(1,850)
Repurchase of common shares	(17,115)		
Cash received for stock options exercised	251	111	301
Net cash provided by financing activities	48,732	12,864	18,223
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,647	(8,497)	(5,814)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,728	37,225	43,039
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,375	$ 28,728	$ 37,225
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ 15,310	$ 16,299	$ 14,061
Income taxes	$ 3,431	$ 2,469	$ 1,633
Noncash investing and financing activities			
Transfer from loans to other real estate owned	$ 274	$ 546	$ 4,657
Transfer of investment securities from held to maturity to available for sale	$ 25,471		
Cash dividends declared	$ 468	$ 580	$ 371

See notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - North Valley Bancorp and subsidiaries (the "Company") operates 18 branches, which include two supermarket branches, in Northern California. The merger with Six Rivers Bank was completed October 11, 2000, resulting in Six Rivers Bank operating as a wholly owned subsidiary of North Valley Bancorp. The merger was accounted for as a pooling-of-interests and all amounts have been restated on a historical basis as if the Companies had been combined for all periods presented. During 2001, the Company formed North Valley Capital Trust 1which is a Delaware statutory business trust formed for the exclusive purpose of issuing and selling trust preferred securities. The Company operates as three business segments defined as the Company's two wholly owned banking subsidiaries, North Valley Bank and Six Rivers Bank providing banking services to the Company's clients in Northern California and all other activities, which primarily consist of the Holding Company and Bank Processing, Inc. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of the Company's revenues.

General - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. The Company follows the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting and reporting policies are discussed below.

Consolidation - The consolidated financial statements include North Valley Bancorp and its wholly owned subsidiaries: North Valley Bank ("NVB") and its wholly owned subsidiary, North Valley Basic Securities; Six Rivers Bank ("SRB"); Bank Processing, Inc. ("BPI"); North Valley Capital Trust 1, and North Valley Trading Company. North Valley Trading Company and North Valley Basic Securities did not have any activity in 2001, 2000 and 1999. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - For the purposes of the statements of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight to fourteen-day periods. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Investments - The Company's policy with regard to investments is as follows:

Trading securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2001 and 2000.

Available for sale securities are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive income, which is a separate component of stockholders' equity. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held to maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Loans and Leases - Loans and leases are reported at the principal amount outstanding, net of unearned income, including deferred loan fees and the allowance for loan and lease losses.

Interest on loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans.

Allowance for Loan and Lease Losses - The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages, which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to changing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases, for loans and leases, which have experienced a decline in internal grading, and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases commitments to extend credit. Actual amounts could differ from those estimates.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at the date of foreclosure at the lower of the recorded investment in the property or its fair value less estimated costs to sell (fair value) establishing a new cost basis through a charge to allowance for loan losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

Core Deposit and Other Intangibles – These assets represent the excess of the purchase price over the fair value of the tangible net assets acquired from the branch acquisition and are being amortized by the straight-line method. In November 2000, as a condition to receiving regulatory approval for the merger, SRB was required to divest its Weaverville branch office which resulted in the write off of approximately $727,000 of the core deposit and other intangibles related to this property.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - The Company originates and sells residential mortgage loans to the Federal National Mortgage Association ("FNMA") and others. The Company retains the servicing on all loans sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. To calculate the gain (loss) on sale of loans, the Company's investment in a loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets, and is evaluated for impairment on a periodic basis.

Income Taxes - The Company applies an asset and liability method in accounting for deferred income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Other Borrowed Funds - Other borrowed funds consist of amounts borrowed from the Federal Reserve Bank ("FRB") related to Treasury Tax and Loan notes and amounts borrowed from the Federal Home Loan Bank ("FHLB") collateralized by certain real estate loans and investment securities.

Merger and Integration Expenses – Merger and integration expenses represent incremental direct costs associated with the merger and consist primarily of transaction costs for professional services including investment banking, legal and accounting. Severance payments have also been included for certain employees in the amount of $1,139,000 of which $330,000 was paid in 2000 and $809,000 was accrued at December 31, 2000 and paid in January 2001.

Stock-Based Compensation - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, *Accounting for Stock Issued to Employees.* Compensation expense is recognized in the financial statements for the differences between the fair value of the options at the date of the grant and the exercise price at 85% of the fair value for the Director Plan. No compensation expense has been recognized in the financial statements for the Employee Plan. The Company presents the required pro forma disclosures of the effect of stock-based compensation on net income and earnings per share using the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation.*

Disclosures About Segments of an Enterprise – The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are to based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has three reportable segments: SRB, NVB and Other.

Comprehensive Income – Comprehensive income includes net income and other comprehensive income, which represents the change in its net assets during the period from nonowner sources. The components of other comprehensive income for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to minimum pension liability and are presented net of tax.

Derivative Instruments And Hedging Activities – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No 133, *"Accounting for Derivative Instruments and hedging Activities"*, which establishes accounting and reporting standards for derivative instruments and hedging activities. Upon adoption the Company transferred certain securities from the held to maturity to the available for sale classification at fair value. The adoption of this statement did not have any other impact on the Company's consolidated financial position or results of operations or cash flows. The Company did not enter into freestanding derivative contracts during 2001 and did not identify any embedded derivatives requiring bifurcation and separate valuation at December 31, 2001.

New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") approved for issuance Statement of Financial Accounting Standard (SFAS) No. 141, *"Business Combinations"*, and SFAS No.142, *"Goodwill and Other Intangible Assets"*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangibles assets acquired outside of a business combination whether acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangibles assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will be required to be tested at least annually for impairment. The Company is required to adopt SFAS No. 142 beginning January 1, 2002. Early adoption is not permitted. The Company does not expect the adoption of SFAS No. 142 to have a material effect on its consolidated financial position, results of operations or cash flows as the Company had no goodwill as of December 31, 2001 and all of the Company's core deposit and other intangible assets at December 31, 2001 have finite lives and will continue to be amortized.

Reclassifications - Certain amounts in 2000 and 1999 have been reclassified to conform with the 2001 financial statement presentation.

2. BUSINESS COMBINATIONS

On October 11, 2000, Six Rivers Bank was merged with North Valley Bancorp with Six Rivers Bank operating as a wholly owned subsidiary of North Valley Bancorp. The merger resulted in the issuance of 2,075,546 shares of North Valley Bancorp's common stock based on a conversion ratio of 1.40 shares of North Valley Bancorp's common stock for each share of Six Rivers Bank common stock. The merger has been accounted under the pooling of-interests method of accounting.

3. RESTRICTED CASH BALANCES

The Company is subject to regulation by the Federal Reserve Board. The regulations required the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank. At December 31, 2001 and 2000, the Company had reserves of $6,694,000 and $4,497,000. As compensation for check-clearing services, additional compensating balances of $1,000,000 are required to be maintained with the Federal Reserve Bank.

4. SECURITIES

At December 31, the amortized cost of securities and their approximate fair value were as follows:

(in thousands) Available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount (Fair Value)
December 31, 2001				
Securities of U.S. government agencies and corporations	$ 1,991	$ 78	$ -	$ 2,069
Obligations of states and political subdivisions	28,085	1,074	(254)	28,905
Mortgage backed securities	70,331	601	(81)	70,851
Corporate securities	9,946	20	(241)	9,725
Other securities	88		(12)	76
	$ 110,441	$ 1,773	$ (588)	$ 111,626
December 31, 2000				
Securities of U.S. government agencies and corporations	$ 26,913	$ 42	$ (167)	$ 26,788
Obligations of states and political subdivisions	2,671	21	(1)	2,691
Mortgage backed securities	42,504	405	(232)	42,677
Corporate securities	6,338	21	(458)	5,901
Other securities	88		(21)	67
	$ 78,514	$ 489	$ (879)	$ 78,124

Held to maturity securities:	Carrying Amount (Amortized Cost)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
Obligation of states and political subdivisions	$ 1,455	$ 486		$ 1,941
December 31, 2000				
Obligation of states and political subdivisions	$ 25,811	$ 1,115		$ 26,926

Gross realized gains on sales or calls of securities categorized as available for sale securities were $70,000, $203,000 and $11,000 in 2001, 2000 and 1999. Gross realized losses on sales or calls of securities categorized as available for sale securities were $51,000 and $934,000 in 2001 and 2000. There were no gross realized losses on sale of available for sale securities in 1999.

There were no gross realized gains or losses on calls of held to maturity securities in 2001 and 2000. Gross realized gains on calls of securities categorized as held to maturity securities were $33,000, in 1999 and there were no gross realized losses in 1999.

On January 1, 2001, the Company transferred $25,471,0000 of certain securities from the held to maturity to the available for sale classification at fair value upon adoption and as allowed by SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities.* The unrealized gains on the securities transferred were $1,115,000. The net unrealized gains and losses are recorded net of tax within accumulated other comprehensive income, which is a separate component of stockholders' equity.

Scheduled maturities of held to maturity and available for sale securities (other than equity securities with an amortized cost of approximately $88,000 and a fair value of approximately $76,000) at December 31, 2001, are shown below (in thousands). The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

	Held to Maturity Securities		Available for Sale Securities	
(in thousands)	Amortized Cost (Carrying Amount)	Fair Value	Amortized Cost	Fair Value (Carrying Amount)
Due in 1 year or less			$ 8,693	$ 8,942
Due after 1 year through 5 years			30,267	30,736
Due after 5 years through 10 years			43,947	44,585
Due after 10 years	$ 1,455	$ 1,941	27,446	27,287
	$ 1,455	$ 1,941	$ 110,353	$ 111,550

At December 31, 2001 and 2000, securities having fair value amounts of approximately $39,185,000 and $28,507,000 were pledged to secure public deposits, short-term borrowings, treasury tax, loans balances and for other purposes required by law or contract.

5. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Shasta, Humboldt, Mendocino, Trinity, Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower. Major classifications of loans and leases at December 31 were as follows:

(in thousands)	2001	2000
Commercial	$ 49,248	$ 53,617
Real estate – commercial	99,164	90,041
Real estate – construction	9,764	4,794
Real estate – mortgage	109,830	100,937
Installment	113,970	105,393
Direct financing leases	3,454	5,183
Other	11,588	9,727
Total loans and leases receivable	397,018	369,692
Less:		
Allowance for loan and lease losses	5,786	4,964
Deferred loan fees	210	69
Net loans and leases	$ 391,022	$ 364,659

At December 31, 2001 and 2000, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $106,911,000 and $136,641,000.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB and FRB. Pledged loans totaled $93,679,000 and $38,235,000 at December 31, 2001 and 2000.

The components of the Company's leases receivable as of December 31 are summarized below (in thousands):

	2001	2000
Future minimum lease payments	$ 3,336	$ 5,202
Residual interests	417	283
Initial direct costs	(32)	(34)
Unearned income	(267)	(268)
	$ 3,454	$ 5,183

Future minimum lease payments receivables are as follows (in thousands):

2002	$ 1,071
2003	819
2004	712
2005	478
2006 and thereafter	256
Total	$ 3,336

There are no contingent rental payments included in income for 2001, 2000 and 1999.

Changes in the allowance for loan and lease losses for the years ended December 31, were as follows (in thousands):

	2001	2000	1999
Balance, beginning of year	$ 4,964	$ 4,606	$ 4,704
Provision charged to operations	1,370	1,670	1,262
Loans charged off	(922)	(1,677)	(2,065)
Recoveries	374	365	705
Balance, end of year	$ 5,786	$ 4,964	$ 4,606

6. IMPAIRED AND NONPERFORMING LOANS AND LEASES

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

At December 31, 2001 and 2000, the recorded investment in loans and leases for which impairment has been recognized was approximately $867,000 and $811,000. Of the 2001 balance, approximately $408,000 has a related valuation allowance of $218,000. Of the 2000 balance, approximately $811,000 has a related valuation allowance of $400,000. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in loans and leases for which impairment has been recognized was approximately $613,000, $1,376,000 and $4,180,000. During the portion of the year that the loans and leases were impaired the Company recognized interest income of approximately $76,000, $124,000 and $207,000 for cash payments received in 2001, 2000 and 1999.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Nonperforming assets at December 31 are summarized as follows (in thousands):

	2001	2000
Nonaccrual loans and leases	$ 867	$ 780
Loans 90 days past due but still accruing interest	848	561
Restructured loans		
Other real estate owned	287	341
Total nonperforming assets	$ 2,002	$ 1,682

If interest on nonaccrual loans and leases had been accrued, such income would have approximated $69,000, in 2001, $139,000 in 2000 and $349,000 in 1999. Interest income of $76,000 in 2001, $124,000 in 2000 and $207,000 in 1999 was recorded when it was received on the nonaccrual loans and leases.

Based on its review of impaired, past due and nonaccrual loans and other information known to management at the date of this report, in addition to the nonperforming loans included in the above table, management has not identified loans and leases about which it has serious doubts regarding the borrowers' ability to comply with present loan repayment terms, such that said loans might subsequently be classified as nonperforming.

At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans were classified as nonaccrual.

7. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2001	2000
Land	$ 2,594	$ 2,063
Buildings and improvements	7,132	6,921
Furniture, fixtures and equipment	8,061	7,233
Leasehold improvement	522	540
Construction in Progress	442	73
	18,751	16,830
Accumulated depreciation and amortization	(8,457)	(7,207)
	$ 10,294	$ 9,623

8. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2001	2000
Cash surrender value of life insurance policies	$ 17,632	$ 16,990
Deferred taxes	2,161	2,266
Prepaid expenses	1,084	974
Other	2,099	1,655
Total	$ 22,976	$ 21,885

9. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $54,224,000 and $47,484,000 at December 31, 2001 and 2000. Interest expense incurred on such time certificates of deposit was $2,606,000 $2,242,000 and $2,028,000 for the years ended December 31, 2001, 2000 and 1999.

At December 31, 2001, the scheduled maturities of all time deposits was as follows (in thousands):

Years	Amount
2002	$ 179,327
2003	13,635
2004	2,273
2005	300
2006 and thereafter	-
	$ 195,535

10. LINES OF CREDIT

At December 31, 2001, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Type	Amount	Expiration
Unsecured	$ 10,500	July 31, 2002
Unsecured	$ 3,000	None
Secured:		
First deeds of trust on eligible 1- 4 unit residential loans	$ 55,900	Quarterly
First deeds of trust on eligible commercial real estate loans	$ 10,428	January 21, 2002

11. BORROWING ARRANGEMENTS

Other borrowings outstanding as of December 31, 2001 consist of a loan from the FRB in the form of Treasury Tax and Loan notes which are generally required to be repaid within 30 days from the transaction date as well as FHLB advances. The following table summarizes these borrowings (in thousands):

	2001	2000	1999
Short-Term borrowings:			
FHLB advances	$ 7,000	$ 13,400	$ 4,400
FRB loan	254	122	603
Advances under credit lines		2,999	
Total Short-Term borrowings	$ 7,254	$ 16,521	$ 5,003
Long-Term Borrowings:			
FHLB advances	$ 13,393	$ 480	$ 5,562
Total Long-Term borrowings	$ 13,393	$ 480	$ 5,562

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short Term	Long Term
Amount	$7,000	$13,393
Maturity	2002	2003-2005
Average Rates	3.31%	4.20%

12. COMPANY OBLIGATED MANDATORILY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF SUBSIDIARY GRANTOR TRUST

The Company formed North Valley Capital Trust as a special purpose entity "SPE" which is consolidated into the Company's financial statements. North Valley Capital Trust I is a Delaware business trust wholly owned by the Company and formed for the purpose of issuing Company obligated mandatorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust holding solely junior subordinated debentures. For financial reporting purposes, the Subordinated Debentures and related trust investments in the Subordinated Debentures have been eliminated in consolidation and the Trust Preferred Securities are included in the consolidated balance sheet. Under applicable regulatory guidelines all of the Trust Preferred Securities currently qualify as Tier I capital.

During the third quarter of 2001, North Valley Capital Trust I issued 10,000 Trust Preferred Securities with a liquidation value of $1,000 to the Company for gross proceeds of $10,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $10,000,000 aggregate principal amount of 10.25% subordinated debentures due in 2031 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust I. The Subordinated Debentures mature in 2031, bear interest at the rate of 10.25%, payable semi-annually, and are redeemable by the company at a premium beginning on or after 2031 based on a percentage of the principal amount of the Subordinated Debentures stipulated in the Indenture Agreement, plus any accrued and unpaid interest to the redemption date. The Subordinated Debentures are redeemable at 100 percent of the principal amount plus any accrued and unpaid interest to the redemption date at any time on or after 2031. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on 2031.

Holders of the trust preferred securities are entitled to cumulative cash distributions at an annual rate of 10.25% of the liquidation amount of $1,000 per security. The company has the option to defer payment of the distributions for a period of up to five years, as long as the company is not in default in the payment of interest on the Subordinated Debentures. The company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities (the Guarantee). The Guarantee, when taken together with the company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the subordinated Debentures were issued and the company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

The Subordinated Debentures and related trust investment in the Subordinated Debentures have been eliminated in consolidation and the Trust Preferred Securities reflected as outstanding in the accompanying condensed consolidated financial statements. Under applicable regulatory guidelines all of the Trust Preferred Securities will qualify as Tier I capital. Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, at December 31, 2001 was $329,000 and the amortization of the deferred costs was $6,000.

13. INCOME TAXES

The provision for income taxes for the years ended December 31, was as follows (in thousands):

	2001	2000	1999
Currently payable:			
Federal	$ 2,852	$ 1,945	$ 1,235
State	754	554	230
Total	3,606	2,499	1,465
Deferred taxes (benefits):			
Federal	(437)	(622)	553
State	(107)	(268)	313
Total	(544)	(890)	866
Total	$ 3,062	$ 1,609	$ 2,331

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

Federal income tax at statutory rates	35.0%	35.0%	35.0%
State income taxes net of federal income tax benefit	4.4%	4.0%	4.4%
Tax exempt income	(6.1%)	(15.0%)	(8.5%)
Merger and integration costs		11.6%	-
Other	(1.8%)	(1.3%)	(2.0%)
	31.5%	34.3%	28.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31, are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 1,649	$ 1,394
Accrued pension obligation	768	812
Deferred compensation	763	696
Mark to market adjustment	531	
California franchise tax	42	
Other		173
Unrealized loss on securities available for sale		162
Deferred loan fee income		61
Alternative minimum tax credit		35
Total deferred tax assets	3,753	3,333
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	513	268
Unrealized gain on securities available for sale	487	
Other	223	
FHLB stock dividend	145	124
Originated mortgage servicing rights adjustment	139	212
Deferred loan fee costs	85	255
Mark to market adjustments		177
California franchise tax		31
Total deferred tax liabilities	1,592	1,067
Net deferred tax asset	$ 2,161	$ 2,266

The Company believes that it is more likely than not that it will realize the above deferred tax assets in the future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

14. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made contributions to the ESOP of $60,000 in 2001, 2000 and 1999. At December 31, 2001, the ESOP owned approximately 146,000 shares of the Company's stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are aged 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the Plan for the years ended December 31, 2001, 2000 and 1999 of $45,000, $43,000 and $34,000, respectively.

The Company has a nonqualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $1,895,000 and $1,536,000 as of December 31, 2001 and 2000, respectively, is included in accrued interest and other liabilities.

The Company has a supplemental retirement plan for key executives and a supplemental retirement plan for retired executives and directors. These plans are nonqualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($17,632,000 and $16,990,000 at December 31, 2001 and 2000, respectively) to pay the retirement obligations. The accrued pension obligation of $2,363,000 and $2,253,000 as of December 31, 2001 and 2000, respectively, is included in accrued interest and other liabilities.

The following table sets forth the unqualified supplemental retirement defined benefit pension plans status at December 31 (in thousands):

	2001	2000
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ (2,678)	$ (2,362)
Service cost	(70)	(116)
Interest cost	(178)	(175)
Amendments		(22)
Actuarial gain (loss)	197	(104)
Acquisitions		(94)
Benefits paid	222	195
Projected benefit obligation at end of year	(2,507)	(2,678)
Change in plan assets		
Fair value of plan assets at beginning of year		
Employer contribution	222	195
Benefits paid	(222)	(195)
Fair value of plan assets at end of year		
Funding		
Unfunded Status	(2,507)	(2,678)
Unrecognized actuarial (gain) loss	(73)	25
Unrecognized prior service cost	330	415
Unrecognized net transition obligation	100	125
Net amount recognized (accrued pension cost)	(2,150)	(2,113)
Assumptions used in computing the unfunded status and net periodic benefit costs were:		
Discount rate	7.50%	7.45 %
Expected return on assets	N/A	N/A
Rate of compensation increase (supplemental executive retirement plan only)	6.00 %	6.00 %

	2001	2000	1999
Components of net periodic benefits cost			
Service cost	$ 70	$ 116	$ 61
Interest cost	178	175	164
Amortization of net obligation at transition	25	25	25
Prior service amortization	31	33	31
Recognized net actuarial (gain) loss	(32)	1	4
Net periodic benefit cost	$ 272	$ 350	$ 285

15. STOCK BASED COMPENSATION

During 2001, 2000 and 1999, each director was awarded 600 shares of common stock, resulting in an additional 5,400, 4,200 and 4,200 shares being issued. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of award.

Under the Company's stock option plans as of December 31, 2001, 587,335 shares of the Company's common stock remained available for grants to directors and employees of the Bank. Under the Director Plan, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten year term and vest ratably over four years from the date of the grant. A summary of stock options follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, January 1, 1999	269,827	9.80
209,705 exercisable at weighted average price of $8.69		
Granted	408,100	11.21
Exercised	(38,338)	9.92
Expired or canceled	(30,780)	8.96
Outstanding, December 31, 1999	608,809	10.78
251,807 exercisable at weighted average price of $9.69		
Granted	14,900	7.49
Exercised	(24,419)	4.55
Expired or canceled	(28,556)	12.88
Outstanding, December 31, 2000	570,734	10.87
314,234 exercisable at weighted average price of $10.42		
Granted	114,701	12.27
Exercised	(34,140)	8.93
Expired or canceled	(26,053)	12.23
Outstanding, December 31, 2001	625,242	11.10
402,941 exercisable at weighted average price of $10.86		

Information about stock options outstanding at December 31, 2001 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Exercise Price of Options Outstanding	Options Exercisable	Exercise Price of Options Exercisable
$ 3.35	3,300	1	$ 3.35	3,300	$ 3.35
$ 5.10	6,000	2	$ 5.10	6,000	$ 5.10
$ 6.09-6.68	43,640	2	$ 6.45	43,640	$ 6.45
$ 8.04-8.44	20,033	5	$ 8.22	20,033	$ 8.22
$ 9.14-9.88	29,200	7	$ 9.75	19,600	$ 9.68
$ 10.00-10.875	244,708	7	$ 10.34	147,548	$ 10.33
$ 11.37	60,000	9	$ 11.37	12,000	$ 11.37
$ 12.41-12.875	124,060	7	$ 12.77	104,960	$ 12.75
$ 13.30-13.38	49,301	9	$ 13.33	9,860	$ 13.33
$ 15.94	45,000	7	$ 15.94	36,000	$ 15.94

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Under that plan no compensation cost has been recognized except for the differences between the fair value at the date of grant and the exercise price of 85% of fair value for the Director Plan. SFAS No. 123, *Accounting for Stock-Based Compensation* requires disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of 1995. Had compensation cost for the grants been determined based upon the fair value method, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below.

	2001	2000	1999
Net income:			
As reported	$ 6,666	$ 3,088	$ 5,744
Pro forma	$ 6,427	$ 2,901	$ 5,542
Basic earnings per common share:			
As reported	$ 1.25	$ 0.53	$ 1.00
Pro forma	$ 1.21	$ 0.50	$ 0.96
Diluted earnings per common and equivalent share:			
As reported	$ 1.23	$ 0.53	$ 0.99
Pro forma	$ 1.18	$ 0.50	$ 0.95

The fair value of the options granted during 2001, 2000, and 1999 is estimated as $430,000, $62,000 and $926,000 on the date of grant using a binomial option-pricing model with the following assumptions: $0.40, $0.28 and $0.24 annual dividend, volatility of 22.03%, 23.13% and 22.31%, risk-free interest rate of 5.00%, 6.00% and 5.00%, assumed forfeiture rate of zero, and an expected life of seven years in 2001, 2000 and 1999. The weighted average per share fair value of the 2001, 2000 and 1999 awards was $3.75, $4.14 and $2.27.

16. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows:

(in thousands)	2001	2000	1999
Calculation of Basic Earnings Per Share			
Numerator - net income	$ 6,666	$ 3,088	$ 5,744
Denominator - weighted average common shares outstanding	5,322	5,794	5,758
Basic earnings per share	$ 1.25	$ 0.53	$ 1.00
Calculation of Diluted Earnings Per Share			
Numerator - net income	$ 6,666	$ 3,088	$ 5,744
Denominator:			
Weighted average common shares outstanding	5,322	5,794	5,758
Dilutive effect of outstanding options	111	38	52
Weighted average common shares outstanding - Diluted	5,433	5,832	5,810
Diluted earnings per share	$ 1.23	$ 0.53	$ 0.99

17. COMMITMENTS AND CONTINGENCIES

The Company is involved in a number of legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the financial statements.

The Company has operating leases for certain premises and equipment. Rent expense for such leases for the years ended December 31, 2001, 2000 and 1999 was $365,000, $383,000 and $355,000.

The following schedule represents the Company's noncancelable future minimum scheduled lease payments at December 31, 2001 (in thousands):

2002	$ 466
2003	370
2004	350
2005	340
2006 and thereafter	934
Total	$ 2,460

NVB was contingently liable under letters of credit issued on behalf of its customers in the amount of $1,817,000 and $2,817,000 at December 31, 2001 and 2000. At December 31, 2001, commercial and consumer lines of credit, and real estate loans of approximately $38,876,000 and $18,210,000 were undisbursed. At December 31, 2000, commercial and consumer lines of credit, and real estate loans of approximately $29,704,000 and $14,642,000 were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial and technology division customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized.

These instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2001 and 2000, no losses are anticipated as a result of these commitments.

18. RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2000 and 1999 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2001	2000
Beginning Balance	$ 3,919	$ 3,920
Borrowings	1,599	128
Repayments	(1,201)	(79)
Directors or officers no longer associated with the Company		(50)
Ending Balance	$ 4,317	$ 3,919

19. REGULATORY MATTERS

The Company, NVB and SRB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and, possibly, additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, NVB and SRB must meet specific capital guidelines that involve quantitative measures of the Company's, NVB's and SRB's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's, NVB's and SRB's capital amounts and NVB's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company, NVB and SRB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company, NVB and SRB meet all capital adequacy requirements to which they are subject.

The most recent notifications from the Federal Deposit Insurance Corporation for NVB and SRB as of December 31, 2001 and 2000, categorized NVB and SRB as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized NVB and SRB must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed NVB's or and SRB's category.

The Company's actual capital amounts (in thousands) and ratios are also presented, respectively, in the following tables.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 54,959	12.82%	$ 34,285	8.00 %	N/A	N/A
Tier I capital (to risk weighted assets)	$ 49,587	11.57%	$ 17,142	4.00 %	N/A	N/A
Tier I capital (to average assets)	$ 49,587	8.37%	$ 23,701	4.00 %	N/A	N/A
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 56,415	14.30%	$ 31,571	8.00 %	N/A	N/A
Tier I capital (to risk weighted assets)	$ 51,482	13.05%	$ 15,785	4.00 %	N/A	N/A
Tier I capital (to average assets)	$ 51,482	9.73%	$ 21,161	4.00 %	N/A	N/A
North Valley Bank						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 35,140	11.75%	$ 23,920	8.00 %	$ 29,900	10.00 %
Tier I capital (to risk weighted assets)	$ 31,913	10.67%	$ 11,960	4.00 %	$ 17,940	6.00 %
Tier I capital (to average assets)	$ 31,913	8.13%	$ 15,698	4.00 %	$ 19,622	5.00%
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 37,830	13.96%	$ 21,686	8.00 %	$ 27,108	10.00 %
Tier I capital (to risk weighted assets)	$ 34,912	12.88%	$ 10,843	4.00 %	$ 16,265	6.00 %
Tier I capital (to average assets)	$ 32,217	10.20 %	$ 12,640	4.00 %	$ 15,800	5.00 %
Six Rivers Bank						
As of December 31, 2001:						
Total capital (to risk weighted assets)	$ 18,166	14.17%	$ 10,258	8.00 %	$ 12,822	10.00 %
Tier I capital (to risk weighted assets)	$ 16,551	12.91%	$ 5,129	4.00 %	$ 7,693	6.00 %
Tier I capital (to average assets)	$ 16,551	8.35%	$ 7,932	4.00 %	$ 9,914	5.00 %
As of December 31, 2000:						
Total capital (to risk weighted assets)	$ 16,492	13.16 %	$ 10,022	8.00 %	$ 12,528	10.00 %
Tier I capital (to risk weighted assets)	$ 14,920	11.91 %	$ 5,011	4.00 %	$ 7,517	6.00 %
Tier I capital (to average assets)	$ 14,920	7.61 %	$ 7,844	4.00 %	$ 9,805	5.00 %

Under federal and California state banking laws, dividends paid by NVB and SRB to the Company in any calendar year may not exceed certain limitations without the prior written approval of the appropriate bank regulatory agency. At December 31, 2001, the amount not restricted for payment of dividends without prior written approval was approximately $3,743,000 Similar restrictions apply to the amounts and terms of loans, advances and other transfers of funds from NVB and SRB to the Company.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Fair value has not been adjusted to reflect changes in market conditions subsequent to December 31, 2001, therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following estimates and assumptions were used as of December 31, 2001 and 2000 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a) **Cash and Cash Equivalents** - The carrying amount represents a reasonable estimate of fair value.

(b) **Interest Bearing Deposit in Other Financial Institutions** - The carrying amount represents a reasonable estimate of fair value.

(c) **Securities** - Held to maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Available for sale securities are carried at fair value. FHLB, Federal Reserve Bank, and other securities are based on the carrying amount which represents a reasonable estimate of fair value.

(d) **Loans and Leases and Loans Held for Sale** - Commercial loans, residential mortgages, construction loans and direct financing leases, are segmented by fixed and adjustable rate interest terms, by maturity, and by performing and nonperforming categories.

The fair value of performing loans and leases is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information. The fair value of loans held for sale is estimated based on correct market information for similar loans.

The fair value of nonperforming loans and leases and loans and leases delinquent more than 30 days is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

(e) **Cash Surrender Value of Life Insurance** - The carrying amount represents a reasonable estimate of fair value.

(f) **Deposit Liabilities** - Noninterest bearing and interest bearing demand deposits and savings accounts are payable on demand and are assumed to be at fair value. The fair value of the demand deposit intangible has not been included as a component of the fair value estimate. Time deposits are based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

(g) **Other Borrowed Funds** - The fair value of other borrowed funds is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowing for the same remaining maturities could be made.

(h) **Trust Preferred Securities**-The fair value of the Trust Preferred Securities is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowing for the same remaining maturity could be made.

(j) **Commitments to Fund Loans/Standby Letters of Credit** - The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value is not significant and therefore not included in the following table.

	2001		2000	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and cash equivalents	$ 46,375	$ 46,375	$ 28,728	$ 28,728
FHLB, FRB and other securities	$ 2,213	$ 2,213	$ 2,155	$ 2,155
Interest bearing deposit in other financial institutions	$ 2,289	$ 2,289	$ 1,706	$ 1,706
Securities:				
Available for sale	$ 111,626	$ 111,626	$ 78,124	$ 78,124
Held to maturity	$ 1,455	$ 1,941	$ 25,811	$ 26,926
Loans and leases and loans held for sale	$ 391,022	$ 397,927	$ 364,659	$ 366,650
Cash surrender value of life Insurance	$ 17,632	$ 17,632	$ 16,990	$ 16,990
FINANCIAL LIABILITIES				
Deposits	$ 514,278	$ 512,755	$ 460,291	$ 456,203
Other borrowed funds	$ 20,647	$ 20,647	$ 17,001	$ 17,001
Trust preferred securities	$ 10,000	$ 10,000		

21. Segment Reporting

The Company operates as three business segments; North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Other also includes all eliminating entries for inter-company revenue and expense items required for consolidation. Management allocates the costs of Bancorp and BPI to NVB and SRB based primarily on usage through a variety of statistical data. NVB and SRB are separately chartered institutions each with its own Board of Directors and regulated independently of each other.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported below using net interest income for the years ended December 31. Other revenue represents noninterest income, exclusive of the net gain (loss) on sales of available-for-sale securities, which is not allocated to the segments.

The Company does not have operating segments other than those reported. Parent company financial information is included in the Other category in the disclosures below along with the activity of BPI and represents the Company's Other operating segment.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows:

	NVB	SRB	Other	Total
Year ended December 31, 2001:				
Total revenues	$ 22,497	$ 10,473	$ 218	$ 33,188
Net income (loss)	$ 5,878	$ 1,427	$ (639)	$ 6,666
Interest income	$ 26,369	$ 13,403	$ 39	$ 39,811
Interest expense	$ 9,656	$ 5,352	$ 467	$ 15,475
Depreciation and amortization	$ 765	$ 813	$ 20	$ 1,598
Total assets	$ 394,110	$ 199,166	$ 1,697	$ 594,973
Year ended December 31, 2000:				
Total revenues	$ 21,444	$ 9,258	$ (99)	$ 30,603
Net income (loss)	$ 5,850	$ (1,630)	$ (1,132)	$ 3,088
Interest income	$ 24,546	$ 15,392	$ 28	$ 39,966
Interest expense	$ 9,457	$ 6,778	$ 0	$ 16,235
Depreciation and amortization	$ 638	$ 1,967	$ -	$ 2,605
Total assets	$ 339,144	$ 200,281	$ 796	$ 540,221
Year ended December 31, 1999:				
Total revenues	$ 16,881	$ 10,470	$ 267	$ 27,618
Net income (loss)	$ 4,745	$ 1,216	$ (217)	$ 5,744
Interest income	$ 21,628	$ 14,634	$ 17	$ 36,279
Interest expense	$ 8,230	$ 5,795	$ 4	$ 14,029
Depreciation and amortization	$ 855	$ 533	$ -	$ 1,388
Total assets	$ 312,465	$ 208,263	$ 345	$ 521,073

22. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands except share amounts):

NORTH VALLEY BANCORP

CONDENSED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 1,174	$ 939
Available for sale securities at fair value	75	67
Investments in subsidiaries	53,054	53,920
Other assets	1,717	607
Total	$ 56,020	$ 55,533
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 468	$ 580
Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust	10,000	
Other liabilities	1,874	96
Stockholders' equity	43,678	54,857
Total	$ 56,020	$ 55,533

NORTH VALLEY BANCORP
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
INCOME:			
Dividends from subsidiaries	$ 9,200	$ 2,950	$ 372
Other income	5,351	32	14
Total income	14,551	2,982	386
EXPENSE:			
Salaries and employee benefits	4,353		
Legal and accounting	609	73	102
Other	1,574	640	81
Merger and acquisition expense	85	773	149
Taxes	(528)	(312)	(67)
Total expense	6,093	1,174	265
Income before equity in undistributed income of subsidiaries	8,458	1,808	121
Equity in undistributed income of subsidiaries	(1,792)	1,280	5,623
Net income	6,666	3,088	5,744
Other comprehensive income(loss), net of tax	930	1,269	(1,461)
Total comprehensive income	$ 7,596	$ 4,357	$ 4,283

NORTH VALLEY BANCORP

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,666	$ 3,088	$ 5,744
Adjustments to reconcile net income to net Cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiaries	1,792	(1,280)	(5,623)
Gain on sale of available for sale securities		(4)	
Effect of changes in:			
Other assets	(1,114)	(558)	(18)
Other liabilities	1,792	96	(135)
Dividends receivable		372	(372)
Net cash provided by (used in) operating activities	9,136	1,714	(404)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of available for sale securities		56	76
Payments from subsidiaries		(120)	
Net cash provided by (used in) investing activities		(64)	76

	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,226)	(1,485)	(1,850)
Proceeds from issuance of Company obligated			
Manditorily redeemable cumulative trust	10,000		
Preferred securities of subsidiary grantor trust			
Compensation expense on stock options / grants	189	208	
Repurchase of common shares	(17,115)		
Stock options exercised	251	111	301
Net cash used in financing activities	(8,901)	(1,166)	(1,549)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	235	484	(1,877)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	939	455	2,332
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,174	$ 939	$ 455

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2000.)	*
3(c)	By-laws of North Valley Bancorp, as amended and restated (incorporated by reference from Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001.	
4(b)	Indenture dated July 16, 2001.	
4(c)	Junior Subordinated Debt security of North Valley Bancorp	
4(d)	Guarantee Agreement (North Valley Bancorp) dated July 16, 2001	
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(d)	North Valley Bancorp 1989 Director Stock Option Plan, as amended (incorporated by reference from Exhibit 4.2 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(e)	North Valley Bancorp 1989 Director Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.4 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(f)	Employee Stock Ownership Plan, as amended and restated as of January 1, 1987 (incorporated by reference from Exhibit 10(x) to the company's Annual Report on Form 10-K filed with the commission for the year ended December 31, 1993).**	*
10(g)	Amendment No. 3 to Employee Stock Ownership Plan (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1994). **	*
10(h)	Amendment No. 4 to Employee Stock Ownership Plan, dated August 19, 1997 (incorporated by reference from Exhibit 10 (kk) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(i)	Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(j)	Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10(j) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(k)	Supplemental Retirement Plan for Directors (incorporated by reference from Exhibit 10(k) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(l)	Legal Services Agreement with Wells, Wingate, Small & Graham (incorporated by reference from Exhibit 10(q) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1987).	*
10(m)	Legal Services Agreement dated as of January 1, 2001, between North Valley Bancorp and J. M. Wells, Jr., Attorney at Law (incorporated by reference from Exhibit 10(m) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2000.)	*
10(n)	Sales Agreement with Federated Securities Corp. (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1995).	*
10(o)	Linsco/Private Ledger, Inc. Full Service Brokerage Agreement (incorporated by reference from Exhibit 10(hh) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1995).	*
10(p)	Executive Deferred Compensation Plan, effective January 1, 1989, restated April 1, 1995 (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(q)	Directors' Deferred Compensation Plan, effective April 1, 1995 (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(r)	Umbrella TrustTM for Directors, effective April 1, 1995 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31 1997). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(s)	Umbrella TrustTM for Executives, effective April 1, 1995 (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(t)	Indemnification Agreement (incorporated by reference from Exhibit 10 to the Company's Quarterly Report filed with the Commission for the period ended June 30, 1998).	*
10(u)	North Valley Bancorp 1998 Employee Stock Incentive Plan, as amended through July 26, 2001 (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65950) filed with the Commission on July 26, 2001. **	*
10(v)	North Valley Bancorp 1999 Director Stock Option Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65948) filed with the Commission on July 26, 2001. **	*
10(w)	Amendment No. Two to the North Valley Bancorp 1989 Director Stock Option Plan (incorporated by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1998). **	*
10(x)	Branch Purchase and Assumption Agreement dated as of September 15, 2000, between North Valley Bancorp and Scott Valley Bank (incorporated by reference from Exhibit 99.19 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
10(y)	Form of Executive Deferred Compensation Agreement executed in December 2000 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter and Eric J. Woodstrom. (incorporated by reference from Exhibit 10(y) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2000). **	*
10(z)	Form of Executive Deferred Compensation Agreement executed in December 2000 between Six Rivers Bank and Margie L. Plum (incorporated by reference from Exhibit 10(z) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2000). **	*
10(aa)	Form of Director Deferred Fee Agreement executed in December 2000 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10aa) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2000). **	*
10(bb)	Form of Director Deferred Fee Agreement executed in December 2000 between Six Rivers Bank and each of Kevin D. Hartwick, William T. Kay, Jr., J. Michael McGowan, Warren L. Murphy and Dolores M. Vellutini. (incorporated by reference from Exhibit 10(bb) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2000). **	*
10(cc)	Form of Employment Agreement executed in January 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson. **	
10(dd)	Employment Agreement executed in May 2001 between Six Rivers National Bank and Russell Harris. **	

Exhibit No	Exhibit Name	Sequential Page No
10(ee)	Form of Salary Continuation Agreement executed in October 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson. **	
10(ff)	Park Marina Lease dated July 23, 2001, between The McConnell Foundation and North Valley Bancorp for 300 Park Marina Circle, Redding, California 96001	
10(gg)	Form of Salary Continuation Agreement executed in October 2001 between Six Rivers National Bank and each of Russell Harris and Margie L. Plum. **	
10(hh)	Form of Executive Deferred Compensation Agreement executed in January 2001 between North Valley Bank and Edward J. Czajka. **	
10(ii)	Form of Executive Deferred Compensation Agreement executed December 2001 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter, Edward J. Czajka and Eric J. Woodstrom. Section 3.1.2 amended on all agreements. **	
10(jj)	Form of Executive Deferred Compensation Agreement executed January 2002, between Six Rivers National Bank and Russell Harris. Agreement includes amended Section 3.1.2. **	
10(kk)	Form of Director Deferred Fee Agreement executed December 2001, between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. Section 3.1.2 amended on all agreements. **	
10(ll)	Director Deferred Fee Agreement executed December 2001, between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., John J. Gierek, Jr., Warren L. Murphy and Dolores M. Vellutini. Section 3.1.2 amended on all agreements. **	
21	List of Subsidiaries.	
23	Consent of Deloitte & Touche LLP	

---

*Previously filed.

** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP

By: /s/ Michael J. Cushman
Michael J. Cushman
President and Chief Executive Officer

/s/ Edward J. Czajka
Edward J. Czajka
Executive Vice President & Chief Financial Officer

DATE: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ Rudy V. Balma Rudy V. Balma	Director	March 28, 2002
/s/ Michael J. Cushman Michael J. Cushman	Director	March 29, 2002
/s/ William W. Cox William W. Cox	Director	March 28, 2002
/s/Royce L. Friesen Royce L. Friesen	Director	March 28, 2002
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	March 28, 2002
/s/ Thomas J. Ludden Thomas J. Ludden	Director	March 28, 2002
/s/ Douglas M. Treadway Douglas M. Treadway	Director	March 28, 2002
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	March 28, 2002
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	March 28, 2002
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	March 28, 2002

NORTH VALLEY

BANCORP

www. nvbancorp.com

North Valley Bank

Six Rivers Bank